FORM 20-F

US SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

[X]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number __________________

GREAT PANTHER RESOURCES LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
Title of Class

None
Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
Title of Class

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 15,551,677 common shares, without par value, issued and outstanding as of June 30, 2004.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [ ] NO [X]

Indicate by check mark which financial statement item the Registrant has elected to follow. ITEM 17 [ ] ITEM 18 [X]

i

TABLE OF CONTENTS

                                                                                                          Page

GLOSSARY OF TERMS                                                                                         iv
CONVERSION TABLE                                                                                          v
PART I
         Item 1            Identity of Directors, Senior Management and Advisers                          1
                  A.  Directors and Senior Management                                                     1
                  B.  Advisers                                                                            2
                  C.  Auditors                                                                            2
         Item 2            Offer Statistics and Expected Timetable                                        3
         Item 3            Key Information                                                                3
                  A.  Selected Financial Data                                                             3
                  B.  Capitalization and Indebtedness                                                     4
                  C.  Reasons for the Offer and Use of Proceeds                                           4
                  D.   Risk Factors                                                                       5
         Item 4            Information on the Company                                                     13
                  A.  History and Development of the Company                                              13
                  B.  Business Overview                                                                   15
                  C.  Organizational Structure                                                            17
                  D.  Property, Plants and Equipment                                                      17
         Item 5            Operating and Financial Review and Prospects                                   22
                  A.  Operating Results                                                                   23
                  B.  Liquidity and Capital Resources                                                     25
                  C.  Research and Development, Patents and Licenses, etc.                                26
                  D.  Trend Information                                                                   26
                  E.  Off-Balance Sheet Arrangements                                                      26
                  F.  Tabular Disclosure of Contractual Obligations                                       27
         Item 6            Directors, Senior Management and Employees                                     27
                  A.  Directors and Senior Management                                                     27
                  B.  Compensation                                                                        29
                  C.  Board Practices                                                                     30
                  D.  Employees                                                                           30
                  E.  Share Ownership                                                                     30
         Item 7            Major Shareholders and Related Party Transactions                              32
                  A.  Major Shareholders                                                                  32
                  B.  Related Party Transactions                                                          33

                  C.  Interests of Experts and Counsel                                                    33
         Item 8            Financial Information                                                          33
                  A.  Consolidated Statements and Other Financial Information                             33
                  B.  Significant Changes                                                                 34
         Item 9            The Offer and Listing                                                          34
                  A.  Offer and Listing Details                                                           34
                  B.  Plan of Distribution                                                                35
                  C.  Markets                                                                             35
         Item 10           Additional Information                                                         35
                  A.  Share Capital                                                                       35
                  B.  Memorandum and Articles of Association                                              37
                  C.  Material Contracts                                                                  39
                  D.  Exchange Controls                                                                   41
                  E.  Taxation                                                                            41
                  F.  Documents on Display                                                                49
                  G.  Subsidiary Information                                                              49
         Item 11           Quantitative and Qualitative Disclosures About Market Risk                     49
         Item 12           Description of Securities Other than Equity Securities                         49
                  A.  Debt Securities                                                                     49
                  B.  Warrants and Rights                                                                 49
                  C.  Other Securities                                                                    50
                  D.  American Depositary Shares                                                          50
PART II
         Item 13        Defaults, Dividend Arrearages and Delinquencies                                   50
         Item 14           Material Modifications to the Rights
                           of Security Holders and Use of Proceeds                                        50
         Item 15           Controls and Procedures                                                        50
         Item 16           (Reserved)                                                                     50
         Item 16  A.  Audit committee Financial Expert                                                    50
         Item 16  B.  Code of Ethics                                                                      50
         Item 16  C.  Principal Accountant Fees and Services                                              50
         Item 16  D.  Exemption from the Listing Standards for Audit Committees                           50
         Item 16  E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers              50

PART III                                                                                                  50
         Item 17           Financial Statements                                                           50

         Item 18           Financial Statements                                                           51
         Item 19           Exhibits                                                                       53

SIGNATURE                                                                                                 55

GLOSSARY OF TERMS

The following glossary, which is not exhaustive, should be used only as an adjunct to a thorough reading of the entire document of which it forms a part.

adit: A horizonal or close-to-horizontal tunnel, man-made for mining purposes.

Ag: The chemical symbol for silver on the Periodic Table.

andesite: A fine-grained brown or greyish intermediate volcanic rock.

Au: The chemical symbol for gold on the Periodic Table.

breccia: A course-grained rock, composed of angular, broken rock fragments held together by a mineral cement or a fine-grained matrix.

chloritization: A form of alteration of a rock involving the replacement by, conversion into, or introduction of chloride.

crosscuts: Mine openings or passageways that intersect a vein or ore bearing structure at an angle.

epithermal: Applied to hydrothermal deposits formed at low temperature and pressure.

felsic: Applied to an igneous rock having abundant light-colored materials.

hectare: A metric unit of land measure equal to 10,000 square metres or 2.471 acres.

hydrothermal: Relating to hot fluids circulating in the earth’s crust.

mineral: An inorganic substance having usually a definite chemical composition and, if formed under favourable conditions, having a certain characteristic atomic structure which is expressed in its crystalline form and other physical properties.

mineral claim: The portion of mining ground held under law by a claimant.

mineralization: Implication that the rocks contain sulphide minerals and that these could be related to ore.

ore: That part of a mineral deposit which could be economically and legally extracted.

quartz: A common rock forming mineral consisting of silicon and oxygen.

rhyolite: a fine-grained volcanic (intrusive) rock of granitic composition.

sulfidation: The reaction of a metal or alloy with a sulfur-containing species to produce a sulfur compound that forms on or beneath the surface of the metal or alloy.

stockwork: A metalliferous deposit characterized by the impregnation of the mass of rock with many small veins or nests irregularly grouped.

v

vein: A zone or belt of mineralized rock lying within boundaries clearly separating it from neighbouring rock. A mineralized zone has, more or less, a regular development in length, width and depth to give it a tabular form and is commonly inclined at a considerable angle to the horizontal. The term “lode” is commonly used synonymously for vein.

CONVERSION TABLE

To Convert From	To	Multiply By
Cubic metres	Cubic feet	35.494
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405

PART I

FORWARD-LOOKING STATEMENTS

This Form 20-F Registration Statement contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors”, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this prospectus, the terms “we”, “us”, “our”, and “Great Panther” mean Great Panther Resources Limited and our subsidiary, Minera Mexicana el Rosario, S.A. de C.V. and/or our subsidiary New Age Investments Inc., unless otherwise indicated.

ITEM 1 Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The directors and the senior management of Great Panther as of June 30, 2004 are as follows:

Name and Office Held	Business Address	Function
Robert A. Archer President, Chief Executive Officer and Director, and President of Minera Mexicana el Rosario, S.A. de C.V.	Suite 2100, 1177 West Hastings Street Vancouver, BC V6E 2K3
As President, Chief Executive Officer
and director, Mr. Archer is
responsible for the day to day
operations of Great Panther and for
the development of our strategic
direction. Also, as the President of
Minera Mexicana el Rosario, S.A. de
C.V., Mr. Archer is responsible for
the management and supervision of its
affairs and business in Mexico.
Kaare G. Foy, Chairman, Chief Financial Officer and Director, and Director of Great Panther's subsidiaries, Minera Mexicana el Rosario, S.A. de C.V. and New Age Investments Inc.	Suite 2100, 1177 West Hastings Street Vancouver, BC V6E 2K3	As a Chairman, CFO and director, Mr. Foy is responsible for the financial and corporate management and supervision of the affairs and business of Great Panther.
Malcolm A. Burne Director	Suite 2100, 1177 West Hastings Street Vancouver, BC V6E 2K3	As a non-executive director, Mr. Burne is responsible for the corporate governance of Great Panther, and is a member of Great Panther's Audit Committee.
John T. Kopcheff Director	Suite 2100, 1177 West Hastings Street Vancouver, BC V6E 2K3	As a non-executive director, Mr. Kopcheff is responsible for the corporate governance of Great Panther, and is Chairman of Great Panther's Audit Committee.
Ing. Francisco Ramos Sanchez Vice President, Operations and Vice President, Operations of Minera Mexicana el Rosario, S.A. de C.V.	Suite 2100, 1177 West Hastings Street Vancouver, BC V6E 2K3	As the Vice President Operations of Great Panther and its subsidiary, Minera Mexicana el Rosario, S.A. de C.V., Mr. Ramos Sanchez is responsible for the day to day operations in Mexico.
Wendy Ratcliffe Secretary	Suite 2100, 1177 West Hastings Street Vancouver, BC V6E 2K3	Ms. Ratcliffe is responsible for the internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for Great Panther

B. Advisers

Our legal advisers are Clark, Wilson, Barristers & Solicitors, whose business address is at Suite 800-885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, Canada, and M. Michael Sikula Law Corporation whose business address is at 1801 – 945 Marine Drive, West Vancouver, British Columbia, V7T 1A8, Canada.

C. Auditors

Our current auditors are KPMG LLP, PO Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3, Canada.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The selected financial data presented below for the three months ended March 31, 2004 and the two-year period ended December 31, 2003 is derived from our consolidated financial statements, which were examined by our independent auditor and included herein. The selected financial data for three years ended December 31, 2001 and the selected balance sheet data at December 31, 2001 is unaudited and not included in this registration statement. The information set forth below should be read in conjunction with our consolidated financial statements (including related notes thereto) included herein and “Operating and Financial Review and Prospects” (Item 5). The data is presented in Canadian dollars and in accordance with generally accepted accounting principles in the United States.

Selected Financial Data
(Stated in Canadian Dollars)

UNITED STATES GAAP	3 Months ended March 31, 2004 (Unaudited)	3 Months ended March 31, 2003 (Unaudited)	2003	2002	2001	2000	1999
Net Sales or Operating Revenue	--	--	--	--	--	30,000	--
Direct Costs and other	222,868	24,750	81,000	97,393	91,000	92,924	153,704
General & Administrative	544,995	11,870	191,151	173,935	192,285	111,119	121,935
Expenses
Amortization and Asset	357	493	1,970	409,667	38,645	97,107	4,311
Write-down
Income (Loss) From Operations	(768,220)	(37,113)	(274,121)	(680,995)	(321,930)	(242,070)	(215,516)
Loss for the period	(765,963)	(37,113)	(273,738)	(680,906)	(320,339)	(256,610)	(247,733)
(Loss) per Common Share -	(0.10)	(0.03)	(0.16)	(0.49)	(0.05)	(0.04)	(0.04)
basic and diluted
Total Assets	N/A	N/A	1,014,974	39,254	507,442	129,900	63,677
Net Assets (liabilities)	N/A	N/A	717,543	(286,273)	283,478	94,640	17,575
Capital Stock	N/A	N/A	8,301,144	7,363,438	7,083,261	6,763,261	6,429,586
Number of Common Shares	N/A	N/A	4,213,132	1,442,648	1,104,699	784,698	451,698
(adjusted to reflect
consolidation
of common shares)
Long-Term Debt	N/A	N/A	--	--	--	--	--
Cash Dividends per Common Share	--	--	--	--	--	--	--

Exchange Rate Summary

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 30, 2004, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was 1.3838. For the past five fiscal years ended December 31 and for the period between January 1, 2004 and June 30, 2004, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
December 31, 1999	$1.493
December 31, 2000	$1.4855
December 31, 2001	$1.5489
December 31, 2002	$1.5642
December 31, 2003	$1.4008

Month ended	Low / High
October 31, 2003	$1.3507 / $1.3043
November 30, 2003	$1.3362 / $1.2973
December 31, 2003	$1.3405 / $1.2923
January 31, 2004	$1.3340 / $1.2690
February 29, 2004	$1.3442 / $1.3108
March 31, 2004	$1.3480 / $1.3097
April 30, 2004	$1.3684 / $1.3795
May 31, 2004	$1.3577 / $1.3968
June 30, 2004	$1.3404 / $1.3773

We have not issued any dividends in the past five fiscal years.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Much of the information included in this registration statement includes or is based upon estimates, projections or other “forward looking statements”. Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgement regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other “forward looking statements” involve various risks and uncertainties as outline below. We caution the reader that important factors in some cases have affected and could materially affect actual results in the future, and cause actual results to differ materially from the results expressed in any such estimates, projections or other “forward looking statements”. Prospective investors should consider carefully the risk factors set out below.

Risks Associated with Mining

As our properties are in the exploration and development stage there can be no assurance that we will establish commercial discoveries on our properties and if we do not make such discoveries our business will fail.

Despite exploration work on our mineral claims, no known bodies of commercial ore or economic deposits have been established on any of our mineral properties. In addition, we are in our early stages of exploration and substantial additional work will be required in order to determine if any economic deposits occur on our properties. Even in the event commercial quantities of minerals are discovered, the mining properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. We are an exploration stage company with no history of revenues. There can be no assurance that our operations will be profitable in the future.

Mineral operations are subject to government regulations which could have the effect of reducing or preventing us from exploiting any possible mineral reserves on our properties.

Exploration activities are also subject to national and local laws and regulations governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on our company. In order to comply with applicable laws, we may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of our company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of our mining activities and may be fined if convicted of an offence under such legislation.

The mining industry is highly competitive and there is no assurance that we will be successful in acquiring mineral claims, as a result of which we may be required to cease operations.

The mineral industry is intensely competitive in all phases. We compete with many companies possessing greater financial resources and technical facilities than ourselves. The market price of precious metals and other minerals is volatile and cannot be controlled. If the price of base or precious metals should drop significantly, the economic prospects of operations in which we have an interest could be significantly reduced or rendered uneconomic. There is no assurance that our mineral exploration and development activities will be successful and if we are not successful in these activities our business will fail.

Mining and mineral exploration has substantial operational risks which could prevent us from achieving profitable operations.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have an interest will be subject to all the hazard and risks normally incidental to exploration, development and production of base, precious and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The nature of these risks is such that liabilities could exceed policy limits, in which we could incur significant costs that could prevent us from becoming profitable.

Our projects our located in Mexico where mining exploration activities may be affected in varying degrees by political and government regulations which could have a negative impact on our ability to continue our operations.

The projects in which we have interests are located in Mexico. Mineral exploration activities in Mexico may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond our control and may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Mexico as a developing country may make it more difficult for us to obtain any required financing for our projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in restructuring Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. While the Mexican economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Mexico fails to continue its growth or suffers a recession, we may not be able to continue our operations in that country. We do not carry political risk insurance.

Our operations may be subject to environmental regulations which may result in the imposition of fines and penalties.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in a manner which means stricter standards, and enforcement; fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

While we maintain appropriate insurance for liability and property damage, we may become subject to liability for hazards that cannot be insured against, which if such liabilities arise, they could reduce or eliminate profitability for our company.

Our operations may involve the use of dangerous and hazardous substances. While extensive measures are taken to prevent discharges of pollutants in the ground water and the environment, and it is anticipated that we will maintain appropriate insurance for liability and property damage in connection with our business, we may become subject to liability for hazards that cannot be insured against or which we may elect not to insure ourself against due to high premium costs or other reasons. Should such liabilities arise, they could reduce or eliminate the profitability of us resulting in a decline in the value of our securities. In the course of exploration, development and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

There can be no assurance that title to any property interest acquired by us or our subsidiary is secured.

Although we have taken reasonable precaution to ensure that legal title to our properties is properly documented, there can be no assurance of title to any property interest acquired by us or our subsidiary that such title will ultimately be secured. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

We have a limited operating history on which to base an evaluation of our business and prospects.

Since we have only recently begun the acquisition and exploration of mineral resource properties, we have a limited operating history on which to base an evaluation of our prospects. Our operating activities since our inception have consisted primarily of location and acquiring the interest in the properties that we currently hold. As a result, we have not earned any revenues to date. We have no way to evaluate the likelihood that we will be able to operate our business successfully or that our properties contain any recoverable reserves. We anticipate that we will incur increased operating costs without realizing any revenues during the period when we are exploring our properties. For the year ending December 31, 2004, we expect to spend approximately $1.5 million on the exploration of the properties in which we hold our interests and $350,000 to $400,000 in the operation of our company. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

The fact that we have not earned any revenues since our incorporation raises substantial doubt about our ability to continue as a going concern.

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. We had cash in the amount of $917,753 and $2,670,656 as of December 31, 2003 and March 31, 2004, respectively, and approximately $3.4 million as of June 30, 2004. We estimate our average monthly operating expenses to be approximately $30,000 to $35,000 each month. As a result, we need to generate significant revenues from our operations or acquire financing. We cannot assure that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. These circumstances raise doubt about our ability to continue as a going concern. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year ending December 31, 2004, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

Our properties are in the pre-exploration stage, are not commercially viable at this time and there is no assurance that commercially viable quantities of ore will be discovered.

Our mineral properties are in the early exploration stage and are not commercially viable at this time. Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered. There is also no assurance that if found, commercially viable properties will be brought into commercial production. If we are not able to locate sufficient quantities of commercially viable ore and bring our properties into commercial production, we will not be able to continue operations and as a result our shareholders may lose any investment in our company.

There is substantial risk that no commercially exploitable minerals will be found and our business will fail.

The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that the minerals claims that we have an option to acquire contains commercially exploitable reserves. Exploration for minerals is a speculative venture necessarily involving substantial risk. The probability of an individual prospect having reserves and being commercially profitable is remote and, if a property does not contain any reserves, the funds we have spent or will spend on exploration of such property will be lost.

We are subject to environmental protection legislation with which we must comply or suffer sanctions from regulatory authorities.

If the results of our geological exploration program indicate commercially exploitable reserves and we decide to pursue commercial production of our mineral claim, we may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that we would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve our mine or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

Mineral prices are subject to dramatic and unpredictable fluctuations.

The market price of precious metals and other minerals is volatile and cannot be controlled. If the price of precious metals and other minerals should drop significantly, the economic prospects of the projects which we have an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond our control may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond our control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

If we cannot locate qualified personnel, we may have to suspend or cease operations which will result in the loss your investment.

Our directors and officers have no direct training or experience in metals exploration or mining and as a result, they may not be fully aware of any of the specific requirements related to working within the industry. Their decisions and choices may not take into account standard engineering or managerial approaches that mineral exploration companies commonly use. Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm due to the lack of experience of our management in this industry. As a result, we may have to suspend or cease operations which will result in the loss of your investment.

Financing Risks

We have limited financial resources and there can be no assurance that we will be able to obtain adequate financing in the future. Failure to obtain such financing may result in a delay or indefinite postponement of further exploration and development of our projects.

We have limited financial resources and have no assurances that additional funding will be available to us for further exploration and development of our projects or to fulfil our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

Fluctuation in foreign currency exchange rates may affect our results.

Virtually all of the goods services required by us in connection with our operations in Mexico and costs for the further acquisition of interests in our properties, will be paid for in Mexican pesos or United States dollars. Prices for goods and services offered to members of the mining industry in Mexico, when quoted in Mexican pesos, are, for the most part, adjusted so as to remain competitive with prices offered in respect of the same goods and services in the United States and Canada. Nonetheless, an increase in the value of the Mexican pesos or of the United States dollar relative to the Canadian dollar, which is not followed by such an adjustment, may affect the ability of our company to carry out our exploration and development programs and may substantially increase the costs of such programs.

Variations in the market prices of metals may impact on our ability to raise funding to continue exploration of our properties. In addition, any significant fluctuations in metal prices will impact on our decision to accelerate or reduce our exploration activities.

Factors beyond our control may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production casts in major mineral producing regions. Variations in the market prices of metals may impact on our ability to raise funding to continue exploration of our properties. In addition, any significant fluctuations in metal prices will impact on our decision to accelerate or reduce our exploration activities.

We are dependant on the services of certain key officers, namely Robert Archer, Kaare Foy and Ing. Francisco Ramos Sanchez, and the loss of these certain key personnel may have a materially adverse effect on our company.

While engaged in the business of exploiting mineral properties, the nature of our business, our ability to continue our exploration of potential projects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management personnel. Loss of any of these people would have a material adverse effect on us. Currently we do not have any contracts with our key employees and we do not have key-man life insurance.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other natural resource companies.

Certain of our directors and officers may continue to be involved in a wide range of business activities through their direct and their indirect participation in corporations, partnerships or joint ventures. Situations may arise in connection with potential acquisitions and investments where the other interests of these director and officers may conflict with the interests of our company. Our directors and officers with conflicts of interest will be subject to and will follow the procedures set out in the applicable corporate legislation.

Risks Relating to an Investment in our Securities

Trading in our common shares on the TSX Venture Exchange is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

The trading price of our shares has been and may continue to be subject to wide fluctuations. Trading prices of our shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for gold and silver exploration companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Our By-Laws indemnify our officers and directors against all costs, charges and expenses incurred by them.

Our By-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any other loss, damage or expense incurred by our company which shall happen in the execution of the duties of such officers or directors, as do indemnification agreements between us and our directors. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue employee/director/consultant options

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties. We may also in the future grant to some or all of our directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives to those persons. Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX Venture Exchange, when the public market is depressed. The issuance of additional shares will cause our existing shareholders to experience dilution of their ownership interests.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. There are also outstanding common share purchase warrants and options exercisable into 9,905,107 common shares which, if exercised, would represent approximately 38.93% of our issued and outstanding shares. If all of these shares are exercised and issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

We have a history of net losses and there is no assurance that we can reach profitability in the future.

We have a history of losses and there is no assurance that we can reach profitability in the future. We will require significant additional funding to meet our business objectives. Capital will need to be available to help maintain and to expand exploration on our principal exploration property. We may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders. If we are unable to obtain sufficient financing, we might have to dramatically slow exploration efforts and/or lose control of our projects. We have historically obtained the preponderance of our financing through the issuance of equity, there is no limit to the number of authorized common shares, and we have no current plans to obtain financing through means other than equity financing.

U.S.     investors may not be able to enforce their civil liabilities against us or our Directors, controlling persons and officers.

It may be difficult to bring and enforce suits against us. We were incorporated under the Company Act (British Columbia) and continued in the Yukon Territory under the Business Corporations Act (Yukon), and then continued to British Columbia on July 9, 2004. All of our directors and officers are residents of countries other than the United States and all of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Trading of our stock may be restricted by the SEC’s “Penny Stock” regulations which may limit a stockholder’s ability to buy and sell our stock.

The U.S. Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

U.S.     investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2003 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled “Taxation-U.S. Federal Income Taxation — Passive Foreign Investment Companies” contained in this Registration Statement for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

If we are or become a PFIC, many of the U.S. shareholders will be subject to the following adverse tax consequences:

—they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our capital shares;

—they will be required to pay interest on taxes allocable to prior periods; and

—the tax basis of our capital shares will not be increased to fair market value at the date of their date.

We do not expect to declare or pay any dividends.

We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

ITEM 4 Information on the Company

A. History and Development of the Company

We were originally incorporated under the Company Act (British Columbia) in 1965 under the name Lodestar Mines Ltd. In 1980 we changed our name to Lodestar Energy Inc., to Controlled Environmental Farming Int’l Ltd. in 1985, to International Controlled Investments Inc. in 1987 and to New Age Ventures Inc. in 1991. On March 22, 1996 we continued under the Business Corporation Act (Yukon). On January 28, 1998, our articles were amended to consolidate our issued and outstanding common shares on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and to change our name to Great Panther Inc. On October 2, 2003, we amended our articles to consolidate our issued and outstanding common shares on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and to change our name to Great Panther Resources Limited. On July 9, 2004, we continued to British Columbia under the Business Corporation Act (British Columbia). The number of common shares and warrants and proceeds discussed in this registration statement reflect the above consolidations to common shares unless otherwise indicated.

We have an office located at Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada (Telephone: 604.608.1766).

Our common shares were listed on June 18, 1980 on the Vancouver Stock Exchange on which merged with the Alberta Stock Exchange to become the CDNX on November 29, 1999, and which in turn became the TSX Venture Exchange on December 10, 2001, upon which we currently trade under the symbol “GPR”.

On April 19, 2002, we signed a letter of intent to acquire 25% of the issued and outstanding shares of Anzoil (Thailand) Pty. Ltd. from Dormley Pty. Ltd. (“Dormley”). Dormley, an Australian company, owns 36% of the issued and outstanding shares of Anzoil. Pursuant to the letter of intent, we had agreed to issue 3,300,000 common shares and 1,650,000 common share purchase warrants to Dormley in exchange for a 25% interest in Anzoil. Subsequently, however, as a result of the expiration of the above option and the Thai Government having not granted the requisite approval(s) within the option period, we terminated the agreement with Dormley.

On February 5, 2004, we closed a share purchase agreement with Robert A. Archer and Ing. Francisco Ramos Sánchez, whereby we acquired 100% of the issued and outstanding shares of Minera Mexicana el Rosario, S.A. de C.V. (“MMR”). In consideration for all of the issued and outstanding shares of MMR, we paid a total of $50,000 cash and issued a total of 2,250,000 common shares of our company, of which 2,025,000 shares are subject to escrow provisions.

In an agreement to an Exploration and Option to Purchase Contract dated February 11, 2004, our subsidiary, Minera Mexicana el Rosario, S.A. de C.V.(MMR), signed an option agreement with Mr. Eduardo Rodriguez Chávez, acting with power of attorney on behalf of Alfredo Rodriguez Chávez, pursuant to which MMR was granted, for a term of three years, the right and option to acquire 100% of the ownership rights in and to the Santo Niño mining concession on payment of US$165,000 as follows:

(a)	US$20,000 within 10 working days of the date of registration at the Mining Registry of the option agreement, which has been paid;

(b)	US$50,000 in five payments of US$10,000 each to be made by the conclusion of each six-monthly semester following the date of registration of the option agreement; and

(c)	US$95,000 within 45 days of the third anniversary of the date of registration of the option agreement.

In an agreement to an Exploration and Option to Purchase Contract dated February 18, 2004, our subsidiary signed an agreement with Cia. Minera des Canelas y Topia, S.A. de C.V., MET-MEX Peñoles, S.A. de C.V. and Minera Mexicana la Ciénega, S.A. de C.V. whereby Cia. Minera des Canelas y Topia agreed to grant to our subsidiary, for a one year term, the right and option to acquire 100% of the ownership rights to all the fixed assets, machinery, equipment and mining concessions of the Topia Mine on payment to Cia. Minera des Canelas y Topia of US$1,426,919 as follows:

(a)	US$100,000 within 10 days of the date of registration at the Mining Registry of the agreement, which has been paid;

(b)	US$150,000 within 5 days of the date our subsidiary notifies Cia. Minera des Canelas y Topia of its decision to exercise the option;

(c)	US$200,000 on the date of signing the agreement, to take place no later than 2 months following the date our subsidiary notifies Cia. Minera des Canelas y Topia of its decision to exercise the option; and

(d)	three annual payments of US$300,000, US$300,000 and US$376,919 each for the first, second and third year, respectively, commencing 18 months after the date our subsidiary notifies Cia. Minera des Canaleas y Topia of its decision to exercise the option.

If our subsidiary elects to exercise this option, then, in addition to the above payments, our subsidiary has agreed that it would assume the debt currently encumbering the property, totalling US$1,094,758.90 (certain interest charges may apply). The debt is owing to MET-MEX and Ciénega (subsidiary companies of Peñoles), and is secured by the Topia Mine assets. The debt to MET-MEX, being US$200,148.90, is payable in full at the time of signing of the purchase agreement, with the balance to Ciénega being payable effectively from the proceeds from production of the mine. MET-MEX and Ciénega are parties to the option agreement and have agreed to the delivery of a 100% interest in the claims and other assets comprising the Topia Mine, free of any charges or encumbrances, to our subsidiary when the debt is paid out, and not to disturb any of the rights acquired by our subsidiary.

In an agreement to an Exploration and Option to Purchase Contract dated February 28, 2004 our subsidiary, Minera Mexicana el Rosario, S.A. de C.V., signed an agreement with Mr. Carolos Teodoro Ortiz Rodriquez, Abelardo Garza Hernanadez and Minera San Miguel de los Tarros, S.A. de C.V., pursuant to which Minera Mexicana el Rosario has been granted, for a term of three years plus 30 days, the right and option to acquire 100% of the ownership rights in and to the San Taco Mining Concessions, on payment of US$965,000 as follows:

(a)	US$50,000 within 30 days of the date of signing the agreement, which has been paid;

(b)	US$75,000 by the first anniversary of the date of signing the agreement;

(c)	US$100,000 by the second anniversary of the date of signing the agreement; and

(d)	US$740,000 by the third anniversary date of the signing of the agreement.

Our Business

We are engaged in the business of acquiring, exploring and developing of mineral resource properties which have a potential for success based on the recommendation of our technical director and professional advisors and the assessment of our board of directors. None of our properties are currently in production.

To date we have not received any revenues from our property interests. To the extent that we do not receive any cash flow from our mineral property revenues, we are highly dependent on external sources of financing to maintain a positive cash flow.

B. Business Overview

Present Operations of Our Company

San Antonio Project

On February 11, 2004, our subsidiary, Minera Mexicana el Rosario, S.A. de C.V., signed an option agreement with Mr. Eduardo Rodriguez Chávez, acting pursuant to a power of attorney on behalf of Alfredo Rodriguez Chávez pursuant to which Minera Mexicana el Rosario was granted, for a term of three years, the right and option to acquire 100% of the ownership rights in and to the Santo Niño mining concession on payment of US$165,000.

On February 28, 2004, our subsidiary, signed an agreement with Mr. Carolos Teodoro Ortiz Rodriquez, Abelardo Garza Hernanadez and Minera San Miguel de los Tarros, S.A. de C.V., pursuant to which Minera Mexicana el Rosario has been granted, for a term of three years plus 30 days, the right and option to acquire 100% of the ownership rights in and to the San Taco Mining Concessions (including the Sary, Hortensia and Piedra Verde Mining Concessions), on payment of US$965,000.

The Santo Niño and San Taco Concessions form part of the larger San Antonio Project.

Topia Mine Project

On February 18, 2004 our subsidiary signed an agreement with Cia. Minera des Canelas y Topia, S.A. de C.V., MET-MEX Peñoles, S.A. de C.V. and Minera Mexicana la Ciénega, S.A. de C.V. whereby Cia. Minera des Canelas y Topia agreed to grant to our subsidiary, for a one year term, the right and option to acquire 100% of the ownership rights to all the fixed assets, machinery, equipment and mining concessions of the Topia Mine on payment to Cia. Minera des Canelas y Topia of US$1,426,919 as follows:

(a)	US$100,000 within 10 days of the date of registration at the Mining Registry of the agreement, which has been paid;

(b)	US$150,000 within 5 days of the date our subsidiary notifies Cia. Minera des Canelas y Topia of its decision to exercise the option;

(c)	US$200,000 on the date of signing the agreement, to take place no later than 2 months following the date our subsidiary notifies Cia. Minera des Canelas y Topia of its decision to exercise the option; and

(d)	three annual payments of US$300,000, US$300,000 and US$376,919 each for the first, second and third year, respectively, commencing 18 months after the date our subsidiary notifies Cia. Minera des Canaleas y Topia of its decision to exercise the option.

If MMR elects to exercise this option, then, in addition to the above, our subsidiary has agreed to assume the debt currently encumbering the property, totalling US$1,094,758.90 (certain interest charges may apply). The debt is owing to MET-MEX and Ciénega (subsidiary companies of Peñoles), and is secured by the Topia Mine assets. The debt to MET-MEX, being US$200,148.90, is payable in full at the time of signing of the purchase agreement, with the balance to Ciénega being payable effectively from the proceeds from production of the mine. MET-MEX and Ciénega are parties to the option agreement and have agreed to the delivery of a 100% interest in the claims and other assets comprising the Topia Mine, free of any charges or encumbrances, to our subsidiary when the debt is paid out, and not to disturb any of the rights acquired by our subsidiary.

Revenues

To date we have not received any revenues from any of our properties.

Market Prices of Gold

The market prices of gold have historically fluctuated widely and are affected by numerous global factors beyond our control. A decline in such market prices may have an adverse effect on revenues we receive from the sale of minerals. A decline in prices will also reduce our exploration efforts and make it more difficult to raise capital.

Seasonality of our Business

Our business is not expected to be seasonal and its mining and milling operations will be carried out year round.

Sources and Availability of Raw Materials

Other than water and power – both of which are readily available and do not experience any material price volatility – we do not require any raw materials with which to carry out our business.

Patents and Licenses; Industrial Commercial and Financial Contracts; and New Manufacturing Processes

In conducting our business operations, we are not dependent on any patented or licensed processes, technology, industrial, commercial or financial contracts or new manufacturing processes.

Competitive Conditions

We compete with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

C. Organizational Structure

As of the date of this registration statement, we have two wholly owned subsidiaries: Minera Mexicana el Rosario, S.A. de C.V., a company incorporated in Mexico, and New Age Investments Inc., a company incorporated in Alberta, Canada (which is inactive).

D. Property, Plants and Equipment

Our executive office is located at 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada. This space accommodates all of our executive and administrative offices. Through our subsidiary company, Minera Mexicana el Rosario, S.A. de C.V., we also have an office in Mexico at Avenue La Junta, Col. Obrera, Chihuahua, Chihuahua C.P. 31350, Mexico.

San Antonio Project

Location and Accessibility

The San Antonio project comprises 10,090.9831 hectares of exploration and mining concessions and is located in the municipality of Guadalupe y Calvo, State of Chihuahua, Mexico, approximately 162km S-SW of the city of Hidalgo de Parral, Chihuahua, and 265km SW of the city of Chihuahua.

       Concession                                 Size (hectares)                   Expiry Date

       San Taco                                        495.7465                       23/11/2004
       Sary                                             36.0000                       06/09/2051
       Hortensia                                         9.0000                       21/11/2049
       Piedra Verde                                     22.9540                       21/11/2038
       Santo Nino                                       80.0000                       21/04/2036
       San Antonio                                   9,447.2826                       18/09/2009

The center of the project area is located at UTM Zone 13, 278,500E 2,932,000N, North American Datum 27, or North Latitude 26 degrees 29’ 34” West Longitude 107 degrees 13’ 21", North American Datum 27 Mexico.

Road access to the San Antonio project is via paved highway from Hidalgo de Parral to the town of Guadalupe y Calvo, a distance of 255km, and then to Baborigame via a maintained unsurfaced road, a distance of 90km, and then via 33km of logging and ranch roads to a small ranch in the Arroyo San Antonio near the center of the project area. Straight line distance from Baborigame to the project area is 9km.

History

The San Antonio prospect lies within the Guadalupe y Calvo mining region. Earliest recorded mining activity in the region is the discovery in 1835 of the veins in the San Juan Nepocemo area west of Baborigame. Various Au-Ag vein deposits were subsequently discovered and commercial mining continued without interruption until 1940. Since then, only small scale artesenal mining has been conducted in the region. The San Antonio project lies outside of the areas of significant mine development, and little is known of the exploration history of the project. The numerous workings in the Arroyo San Antonio attest to minor production from the project area.

Mineralization

Numerous epithermal veins and mineralized structural zones are exposed in the Arroyo San Antonio. It is not clear if these structures are faults that juxtaposed rock types, or alternatively the structures formed along pre-existing lithologic contacts. Mineralized structures vary from 1 to 200 cm wide. All of the mineralized structures lie within a much broader zone of pervasive chloritization that is continuously exposed along the Arroyo San Antonio.

Geologic and mineral occurrence maps indicate that within the project area at least 12 mineralized structures or veins have been explored or exploited, and numerous others of unknown extent and importance are present.

Sary Zone

The Sary showing comprises a mineralized fault zone that dips vertically or steeply to the S-SW. The Sary structure is exposed in a small mine working on the hillside east of the Arroyo San Antonio. The workings comprise a short adit perpendicular to the structure, and development/exploration drifts to the east and west along the structure. The workings were entered and sampled.

Arroyo Zone

A prominent zone of mineralization are exposed in the Arroyo San Antonio where the projection of the Hortencia vein intersects the arroyo, where two faults come in contact. The fault dips 76 degrees S.

Piedra Verde

The Piedra Verde mine is developed on a fault bounded clast-supported breccia zone. The mineralized structure is exposed on surface and in small workings on the hillside immediately south of the Arroyo San Antonio. The dip is 65 degrees to 85 degrees south.

The workings comprise a short adit perpendicular to the structure, and development/exploration drifts to the northwest and southeast along the structure. The workings were entered and sampled.

Santo Niño Vein

The Santo Niño mine is developed on a brecciated and quartz veined fault zone. Orientation of the fault varies from 85 degrees S to 66 degrees S and the entire fault zone is up to 8.5m wide. It is exposed at surface on both sides of the Arroyo San Antonio and in the mine workings developed on the northwest side of the arroyo. Two parallel, planar fault planes form sharp limits to the mineralized structure, and parallel quartz-chalcopyrite veinlets are developed in between the bounding faults. The total mineralized width of the structural zone is up to 8.5m, but mining has focused on 1 to 2m widths at the hangingwall and footwall contacts.

The workings comprise an adit driven on the footwall of the mineralized structure, and a crosscut that provides access to a parallel development drift driven along the hangingwall. The workings were entered and sampled.

Santo Niño Stockwork

A zone of stockwork quartz-calcite-pyrite-chalcopyrite microveinlets cutting chloritic fine grained andesite breccia is exposed along the Arroyo San Antonio upstream (S-SW) of the Santo Niño mine. The zone is exposed in outcrops along the arroyo over a length in excess of 30m. Some of the veinlets contain bladed calcite, a textural feature common at high levels of epithermal systems.

El Cordon

The El Cordon showing comprises a shallow prospect at arroyo level and a 20m adit and open stope developed 30m above arroyo level. The working is developed along a fault breccia that is localized along the contact of an andesite dike that crosscuts a quartz eye rich felsic volcanic. The fault breccia is cut by white sugary quartz veinlets.

Exploration

Neither significant nor modern exploration programs are known to have been conducted at the property. Anaconda, Barrick Gold and Hemlo Gold made reconnaissance visits to the property in the 1990‘s. In the 1980‘s the Consejo de Recursos Minerales conducted site specific visits to the Sary, Piedra Verde, and Santo Niño claims. Great Panther has not conducted exploration campaigns on the property. The property was visited by Robert Archer, President of our subsidiary, in May of 2003. Mr. Archer collected ten reconnaissance rock chip samples from mine workings and altered outcrops in the Arroyo San Antonio.

The property has not been subject to exploration drilling.

Topia Mine Project

Location and Accessibility

The property consists of three groups of surveyed claims that are classed as exploitation (i.e. able to be mined) as opposed to exploration (determining what reserves exist – if any – and where, and to what extent). The largest group of 40 claims covers most of the Topia Mine workings. This group of surveyed claims defines a total area of 1,277 hectares. In addition to this main group, two satellite claim groups are included namely Las Papas and Torance (Jarillal). The Las Papas claims are about 10 kilometers northeast of the town of Topia and cover 309 hectares. The two Jarillal claims are near the town of Torance about six kilometers east of Topia with a surface area of 52 hectares.

A summary of the claim groups is as follows:

                        Claim Name                                Area (Hectares)
                  Topia Group                                           1,277
                  Las Papas Group                                        309
                  Torance Group                                           52
                  Total                                                 1,638

The property is located in the municipality of Topia in the west central part of Durango State, Mexico centred at approximately 25 degrees 12'37” north latitude and 106 degrees 34'13” west longitude. Access is gained by travelling north for roughly 200 km on paved highway #23 from Durango through the city of Santiago Papasquiaro and then west on paved and gravel road to the town of Topia, a distance of approximately 150km. Total driving time from Durango is about 8 hours. Most of the main roads in Topia are paved with concrete or cobblestones, and the town contains numerous stores, restaurants and hotels. A small airstrip on the east side of the town is serviced daily from Culiacan by small aircraft. Flight time from Culiacan is less than an hour.

The property is located within the Sierra Madre Occidental Mountain Range. The terrain is quite steep and rugged with elevations ranging from approximately 600m in the river valleys in the western portion of the property rising to nearly 2000m in the northeastern portion of the property where high level plateaus exist. The area is generally dry except during the rainy season when between 20-50cm of rain may fall. Mining operations and most exploration activities (especially underground exploration and development) can be conducted on a year round basis. Access to the numerous mine entrances is via gravel roads that are narrow in the steep Sierra.

Mineralization

The veins of the Topia district have formed along the northeast series of faults. Mineralized veins are limited to the lower series of andesitic lavas and interbedded pyroclastics known as the Topia andesites. These veins contain ore grade mineralization over a limited vertical extent of between 100 and 200 meters but this mineralized zone extends laterally along strike in individual veins for as much as four kilometres.

Exploration

Great Panther has commenced an advanced exploration program in order to ascertain the potential to increase the resources base of the Topia Project. Work will consist of a 5,000 metre surface diamond drilling program, surface and underground mapping and sampling and matallurgical testing. Much of the work completed on the property is related to the underground work.

The workings on the site are named according to the vein worked and the name of the portal such as the Madre Vein on the Tres Varones level. Although some of the different veins are connected by crosscuts, in general the individual veins have been developed individually on several levels. This has resulted in numerous adits being used for production purposes.

The Victoria portal is one exception to this whereby it was designed to be the focal point of the operation for veins east of the Victoria Fault. The Victoria portal is located at the 1450 meter elevation well below most of the productive stopes. This adit crosses through the Victoria fault within a few hundred meters of its mouth and then extends 1700 meters to the north intersecting the Oliva, Madre, Cantanranas and Argentina veins all on the eastern side of the Victoria fault. It is at an elevation well below the mill requiring production ore to be hauled up the steep, narrow dirt roads. The ore dump at the Victoria portal has been washed out and will require some major repairs before it can be used again. This level also drains many of the upper levels with about 10 litres per second of water flowing out the portal. In operating times this water was pumped up to the mill for use as process water.

The principle ore source at Topia has been the Veta Madre or mother vein. This vein has been mined over a strike length of over three kilometers. Early work was focussed primarily east of the Victoria fault and then later from the Cocinera level west of the Carrizo fault. The most recent work on the Veta Madre is in 15-22 mine area which is accessed by the 15-22 (1522m elev.), the Tres Varones (1580m elev.) and Don Benito (1622m elev.) levels. Although longitudinal sections are available for most of the other veins the long section of the Veta Madre is the only one shown as it best shows the lateral extent of the mineralization and mine workings at Topia.

The Madre vein was examined on both the 15-22 (1534 elev.) and Tres Varones (1583 elev.) levels and the crosscuts were found in reasonable repair although the track has been removed in places in the upper level. The drifts along veins were a different story where workings vary between orderly stopes defined by wooden chutes to high graded rat holes characterized by high backs above piles of waste rock. It is these latter workings that will pose problems for subsequent operations as significant rehabilitation will be required in order to access and evaluate the veins in these areas. There were significant lengths of mineralized vein visible in these tunnels at widths between 30 and 70 centimetres.

One of the prospects for ore is between the Tres Varones and Cocinera levels. This area has good vein widths and is relatively accessible. The longitudinal section of the Veta Madre shows many small remnant blocks that may be extracted from the 15-22 level. These small blocks will be costly to define and extract. Of greater interest however is the area to the west with one drill intercept. This intercept is west of a major dyke and about 200 meters west of any workings. There is also potential to the east where mineralization is thought to extend however there are no drill intercepts in this area. The Veta Madre is also unexplored in the area of the Victoria fault but the owner expressed concern that the vein was faulted into very small pieces in this area that might not permit efficient mining and may make it difficult to follow by drifting. This section of the vein is also directly below the town of Topia.

The Veta Cantanranas is the closest vein to the Veta Madre and in fact splays to the north from the Veta Madre looking toward the east. The Cantanranas vein tends to dip steeply to the south, somewhat different than the almost vertical Veta Madre. It has been stoped between sections 200 West and 2600 East and may extend to the Hormiguera mine at 3200 East. The gaps in stope locations on this vein may be due to the overlap of the Madre vein stopes. The combination and then splaying of these two veins makes following them difficult at times and there may be some instances where lost portions of economic veins remain in the walls.

The Argentina vein is located immediately north of the mill and has been exploited between sections 900 East and 1600 East from six main levels. Vertically the stopes are located between 1600 and 1900 meters. Peñoles had postulated potential strike extensions to this vein and some drilling was done to test these theories. Four holes were drilled to the east from surface, in 1986 and in 1987.

The Argentina vein is the northern limit of surface exposure of Topia andesites as rhyolite outcrop is found making exploration of strike extensions difficult. There is potential for the Argentina vein to continue west of the Victoria fault similar to the Madre and Cantanranas veins.

The Animas vein is south of the Madre vein and due to the lower surface elevation there seem to be mineralized sections missing due to the level of erosion. Other veins in this area and possible continuations may be the Oliva, La Dura, and Dos Amigos veins. To the north there are other minor veins stoped such as the Santa Cruz and Santa Juliana. Like the major veins all of these veins contain small remnant blocks beside, below and above existing stopes as well as the potential for strike extensions. The numerous faults and splays make following the veins difficult and there is potential for better veins in the wall rock in places where the wrong vein has been followed.

The Las Papas area is located about seven kilometers northeast of Topia. There are 3 known veins with mainly minor underground development and only the Vicente vein has been stoped. At Las Papas the veins occupy both the vein and main fault orientation seen at Topia. Another significant difference in this area is that the Ag:Au ratio is much lower being between 10 and 20 to one instead of the 300 to 1 seen typically at Topia.

Most of the exploration on the Topia property is by tunneling on veins found in either crosscuts or on surface. In the Peñoles era veins were both mapped and sampled but in the last ten years little geological work seems to have been maintained. In total over 24 kilometers of horizontal tunnels exist on the various veins and connecting them.

Mineral Resource and Mineral Reserve Estimation

There are no known resources or reserves on the property. The larger tonnage blocks tend to be inferred areas peripheral to any workings.

It will take time to rehabilitate workings to access the small blocks of reserves apparent in the existing workings. These small blocks will have to be evaluated as quickly as possible to determine the cost associated with each block to see if it is actually “ore” or not. Diamond drilling into some of the peripheral areas should indicate vein location.

Drilling

Great Panther has not completed any drilling programs nor have there been any recent recorded drilling programs completed on the Topia Project.

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with generally accepted accounting principles in the United States. The following discussion of our financial condition as of March 31, 2004, December 31, 2003 and 2002 and the results of operations for the period and years then ended should be read in conjunction with our consolidated financial statements and related notes included therein in this registration statement in accordance with Item 8 — “Financial Information”.

Critical Accounting Estimates

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements.

Mineral property interests

The amounts shown for mineral properties represent acquisition, less recoveries, incurred to date and do not necessarily reflect present or future values.  We capitalized all acquisition costs on a property-by-property basis. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.  Mineral property exploration expenditures and periodic option payments relating to mineral properties, for which commercial feasibility has not yet been established, and administrative expenses are expensed as incurred. In addition, land use costs are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

The accumulated costs of properties that are developed to the stage of commercial production will be amortized to operations by unit-of-production depletion.

Management periodically reviews the carrying value of its investments in mineral properties with internal and external mining related professionals.  A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, the anticipated future costs of exploring, developing and operating a producing mine, the expiration term and ongoing expenses of maintaining leased or options for mineral properties and the likelihood that we will continue exploration or exercise the option to acquire the property.  We do not set a predetermined holding period for properties without proven reserves; however, properties which have not demonstrated suitable metal concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate. If a mineral property is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the year of abandonment or in the year of determination of value.

Going concern

The consolidated financial statements are prepared on the basis that we will continue as a going concern. The going concern basis of presentation assumes we will continue in operation for the foreseeable future and will be able to realize our assets and settle our liabilities and commitments in the normal course of business. Our ability to continue as a going concern and to realize our assets and discharge our liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and its ability to raise adequate financing from lenders, shareholders and other investors to support such business activities. Subsequent to December 31, 2003, we completed a private placement, short form offering, and brokered private placement which raised gross proceeds of $843,785, $2,000,000 and $1,500,000, respectively. Management believes that such proceeds from financings will be sufficient for planned operating and exploration activities during the next twelve months. If expenditures in the next twelve months exceed planned levels and we are not able to obtain financing, we will be required to curtail operations and exploration activities. The financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should we be unable to continue as a going concern.

Stock based compensation

We account for employee stock-based compensation, beginning January 1, 2003, and non-employee stock based compensation under the fair value method. Pursuant to this method, we estimate the fair value of stock options and warrants granted using an option pricing model. Assumptions used in an option pricing model include estimates of future market price volatility, expected life and dividends. Although management used available historical information and current information to arrive at such estimates, different assumptions will create different option and warrant values.

A. Operating Results

For the year ended December 31, 2003

Revenues

We are in the exploration stage and have not yet determined whether our properties contain ore reserves that are economically recoverable. We have no producing properties, and consequently no sales and nominal interest revenues from interest bearing cash accounts.

For the years ended December 31, 2003 and 2002 we did not receive any revenues from our interest in our properties.

Expenses

Total general and administrative expenses incurred for the year ended December 31, 2003 were $191,151 compared to $173,935 for the year ended December 31, 2002. This increase was primarily related to general due diligence expenses in the period in respect of the acquisition of our subsidiary, Minera Mexicana el Rosario, S.A. de C.V.

During the year ended December 31, 2002, we wrote off capitalized costs of $407,591 relating to the Kingfisher Prospect as a result of Management’s evaluation of the status of its interest in the prospect and prospects of future work and estimated cash flows from the prospect. No similar write-off was recognized in 2003.

Net Income or Loss

Our net loss for the year ended December 31, 2003 was $273,738, or $0.16 per share, compared to the year ended December 31, 2002 when the net loss was $680,906 or $0.49 per share. The decrease was primarily due to the write off in 2002 of $407,591 in respect of interests in oil and gas properties.

Foreign Currency Fluctuation

During the year ended December 31, 2003 we did not record any unrealized foreign exchange gains.

Virtually all of the goods services required by us in connection with our operations in Mexico and costs for the further acquisition of interest in our properties, will be paid for in Mexican pesos or United States dollars. Prices for goods and services offered to members of the mining industry in Mexico, when quoted in Mexican pesos, are, for the most part, adjusted so as to remain competitive with prices offered in respect of the same goods and services in the United States and Canada. Nonetheless, an increase in the value of the Mexican pesos or of the United States dollar relative to the Canadian dollar, which is not followed by such an adjustment, may affect the ability of our company to carry out our exploration and development programs and may substantially increase the costs of such programs.

For the three months ended March 31, 2004

Revenues

We are in the exploration stage and have not yet determined whether our properties contain ore reserves that are economically recoverable. We have no producing properties, and consequently no sales and nominal interest revenues from interest bearing cash accounts.

Expenses

Direct Costs and other for the quarter ended March 31, 2004 were $222,868 compared with $24,750 for the quarter ended March 31, 2003. General and administrative expenses for the quarter ended March 31, 2004 totaled $544,995 compared with $11,870 for the quarter ended March 31, 2003. Expenses have increased substantially in this quarter due to the costs associated with the financings undertaken, the acquisition of our subsidiary MMR, the acquisition of the mineral properties and the increase in investor relations activities.

Net Income or Loss

We reported a loss of $765,963 for the quarter ended March 31, 2004 compared with a loss of $37,113 for the same quarter in the previous year.

Expenditure on Properties

Great Panther spent an aggregate of $1,222,368 on its mineral properties during the first quarter of 2004, of which $204,868 has been expensed and $1,017,500 consisted of acquisition costs (2003 $ nil), which includes options payments, staking costs and exploration costs.

B. Liquidity and Capital Resources

As at December 31, 2003 and March 31, 2004, we had working capital of $691,534 and $2,638,062, respectively, compared with a working capital deficit of $305,677 as at December 31, 2002.

On June 6, 2003 we issued 211,834 shares of our common stock in settlement of outstanding debts totalling $211,834.

On October 2, 2003 we amended our Articles to consolidate our authorized share capital on the basis of ten (10) old shares for one (1) new share and changed our name to Great Panther Resources Limited.

On October 23, 2003 we completed a private placement and issued 725,000 units at $0.35 per unit for gross cash proceeds of $253,750. Each unit consists of one common share and one half of one Series A share purchase warrant. The shares were accompanied by 362,500 non-transferable Series A share purchase warrants (“Series A warrant”). Each Series A warrant entitles the holder to acquire one common share at $0.45 per share until October 22, 2004. We paid a cash finder’s fee of $10,572 and granted finder’s warrants to purchase up to 29,000 shares of our common stock. These warrants are also exercisable at $0.45 per share until October 22, 2004.

On December 23, 2003 we completed a brokered private placement and issued 1,715,000 units at $0.35 per unit for gross cash proceeds of $600,250. Each unit consists of one common share and one non-transferable Series B share purchase warrant (“Series B warrant”). One Series B warrant entitles the holder to acquire one common share at $0.45 per share until December 22, 2004. We paid a commission of 8% of the gross proceeds to Canaccord Capital Corporation ($24,010 was paid in cash and 68,600 agent’s units), a cash administration fee of $5,000 and a corporate finance fee paid in 50,000 common shares. We also granted Canaccord Capital 257,250 agent’s warrant. The agent’s warrant entitles Canaccord Capital to purchase on additional common share of our company at $0.45 per share until December 22, 2004.

On January 15, 2004 we closed a non-brokered private placement. Great Panther issued units at $0.37 per unit consisting of 2,280,500 common shares and 2,280,500 Series C Share Purchase Warrants, and received gross proceeds of $843,785. Each Series C Warrant entitles the holder to acquire one common share for $0.45 until January 13, 2005.

On March 29, 2004 we closed another financing with an effective date of March 10, 2004. Canaccord Capital Corporation (“Agent”) acted as our agent in the offering. The entire issue of 3,571,428 units was sold at $0.56 per unit for gross proceeds of $2,000,000. Each unit consists of one common share and one-half of one non-transferable Series D share purchase warrant (“Series D warrant”). One whole Series D warrant entitles the holder to purchase one common share at $0.62 per share until March 28, 2005. Great Panther issued to the Agent 100,000 common shares as a corporate finance fee and 111,657 agent’s units in payment of part of the Agent’s commission, and granted Agent’s Warrants to purchase up to 535,714 common shares. The units issued to the Agent have the same attributes as the units sold under the Offering, and the Agent’s Warrants have the same attributes as the Series D Warrants. Proceeds from the financing are intended be used in connection with the acquisition and advancement of Great Panther’s recently acquired Mexican property interests and for general working capital purposes.

On April 23, 2004 we reported that we had, with Canaccord Capital Corporation, closed a brokered private placement announced on February 20, 2004. Great Panther issued 3,000,000 Units at $0.50 per Unit for gross proceeds of $1,500,000. Each Unit consists of one common share and one-half of one non-transferable Series E share purchase warrant. One whole Series E Warrant entitles the holder to acquire one common share at $0.62 per share until April 22, 2005. Great Panther paid a cash commission of 8% of the gross proceeds, an administration fee and granted 450,000 Agent’s Warrants, which have the same attributes as the Series E Warrants. All securities issued under the private placement, as well as common shares issuable on the exercise of the Series E Warrants and the Agent’s Warrants are subject to hold periods expiring August 24, 2004.

There are no material commitments for capital expenditures. However, management has elected to conduct exploration activities which are expected to cost approximately $1.5 million. We intend to fund these expenditures from current cash reserves of approximately $3.75 million.

C. Research and Development, patents, licenses etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, we have not expended any material amounts on research or development of our mineral properties.

D. Trend Information

Our business is the exploration for and development of precious metals deposits principally gold and silver, so the price of these commodities has a direct impact on our prospects for success and our ability to raise capital. The recent trend for the price of gold and silver has been upward. Management is optimistic that the current upward trend will continue for the foreseeable future. However, history has shown that there can be no such assurances.

E. Off-Balance Sheet Arrangements

Other than disclosed in the foregoing pages, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Great Panther’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

         Great Panther does not have:

(a)	Any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002) (“FIN 45”), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45;

(b)	A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(c)	Any obligation under a derivative instrument that is both indexed to Great Panther’s own stock and classified in stockholders’ equity, or not reflected, in Great Panther’s statement of financial position; or

(d)	Any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, Great Panther, where such entity provides financing, liquidity, market risk or credit risk supported to, or engages in leasing, hedging or research and development services with, Great Panther.

F. Tabular Disclosure of Contractual Obligations

We do not have any required expenditures pursuant to any contractual obligations. The contracts pursuant to which we have the right to acquire further interests in our mineral properties are option agreements, whereby we may or may not elect to expend further funds on our properties.

ITEM 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held	Area of Experience and Functions in Great Panther.
Robert A. Archer, P.Geo. President, Chief Executive Officer and Director, and President of Minera Mexicana el Rosario, S.A. de C.V.
As President, Chief Executive Officer and director, Mr. Archer is responsible for the day to day operations of Great Panther and for the development of our strategic direction. Also, as the President of Minera Mexicana el Rosario, S.A. de C.V., Mr. Archer is responsible for the management and supervision of its affairs and business in Mexico.

Robert Archer has more than twenty-three years' experience working for mining companies throughout North America, namely Newmont Exploration of Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd., Noranda Exploration Inc., and Consolidated Magna Ventures Ltd., and is currently a director of Cangold Limited.
Kaare G. Foy, B.Ec. Chairman, Chief Financial Officer and Director, and Director of Great Panther's subsidiaries, Minera Mexicana el Rosario, S.A. de C.V. and New Age Investments Inc.
As a Chairman, CFO and director, Mr. Foy is responsible for the financial and corporate management and supervision of the affairs and business of Great Panther and its subsidiaries.
Following graduation from Monash University in Australia, Kaare Foy became an Associate of the Australian Society of Accountants and a Member of the Australian Institute of Directors. In 1995 he emigrated to reside permanently Canada. For most of his career, he has specialized in company "turnarounds," and has more than 20 years' experience serving on the Boards of publicly listed companies in Australia, Canada and the United Kingdom, including Loscam Materials Handling Limited in Australia, Greenchip Investments PLC in the United Kingdom, and Cangold Limited in Canada.
Malcolm A. Burne Director
Director since June 3, 1987 to the present and member of our Audit Committee, Mr. Burne was also Chairman, President Chief Executive Officer from June 3, 1987 until April 27, 2004. Malcolm Burne is the Executive Chairman of Golden Prospect PLC, a gold fund publicly listed on A.I.M. in the United Kingdom. Mr. Burne also holds Board positions with publicly listed companies in Australia, Canada and Europe, namely Golden Prospect PLC, Reliance Mining Limited, Samson Exploration NL, Mano River Resources Inc., Greenchip Investments PLC, White Knight Investments PLC, Jubilee Platinum PLC and Central Asia Gold Limited.
John T. Kopcheff, B.Sc.(Honours) Geology & Geophysics Director
As a non-executive director, Mr. Kopcheff is responsible for the corporate governance of Great Panther, and is Chairman of Great Panther's Audit Committee.
He is Managing Director of Victoria Petroleum NL, a company publicly listed on the main board of the Australian Stock Exchange.
Ing. Francisco Ramos Sanchez Vice-President Operations and Vice-President Operations of Minera Mexicana el Rosario, S.A. de C.V.	As the Vice President of Operations of Great Panther and its subsidiary, Minera Mexicana el Rosario, S.A. de C.V., Mr. Ramos Sanchez is responsible for the day to day operations in Mexico.
Wendy Ratcliffe Dip. Tech. Fin. Mgt. Company Secretary & Accountant, and director of Minera Mexicana el Rosario, S.A. de C.V.
Company Secretary since August 21, 2001. Ms. Ratcliffe is responsible for the internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for Great Panther and its subsidiaries.
Robert Brown, P. Eng. Vice-President Exploration
Robert Brown is responsible for overseeing all exploration activities undertaken by the Great Panther & MMR, and has particular experience in the immediate area of Great Panther's projects in the Sierra Madre Region of Mexico Robert Brown is responsible for overseeing all exploration activities undertaken by the Great Panther & MMR, and has particular experience in the immediate area of Great Panther's projects in the Sierra Madre Region of Mexico

Robert A. Archer – President & CEO, and President of Minera Mexicana el Rosario, S.A. de C.V.

Mr.     Archer has been the President and CEO of our company since April 27, 2004, and President of our subsidiary MMR since June 1998. He is the President of R. A. Archer & Associates and of Pacific Bullion Resources Ltd., as well as the President and a director of Cangold Limited, a company publicly listed on Canada’a TSX Venture Exchange. Mr. Archer was formerly the President of Consolidated Magna Ventures Ltd.

Kaare G. Foy — Chairman, Chief Financial Officer and Director

Mr.     Foy has been our Chief Financial Officer and a director of our company since June 1994, and became Chairman of our company on April 27, 2004. Mr. Foy is also the Chief Financial Officer and a director of Cangold Limited and the President of Oceanic Management Limited.

Malcolm A. Burne – Director

Mr.     Burne was Chairman, President, Chief Executive Officer and a director of our company from June 1987 until April 27, 2004, and is currently a director and member of our Audit Committee. He has been a self-employed business banker since 1962. He is the Chairman of Golden Prospect PLC, a mineral investments and gold fund company listed on the A. I. M. Exchange in London, United Kingdom. Mr. Burne is also a director of a number of companies including, Reliance Mining Limited, Samson Exploration NL, Mano River Resources Inc., White Knight Investments Ltd., Jubilee Platinum PLC and Central Asia Gold Limited.

John T. Kopcheff — Director

Mr.     Kopcheff has been a director of our company since August 2001 and is the Chairman of our audit committee. He is also the Managing Director of Victoria Petroleum N.L., an oil and gas company publicly listed on the main board of the Australian Stock Exchange.

Ing.     Francisco Ramos Sánchez — Vice President, Operations and Vice President, Operations of Minera Mexicana el Rosario, S.A. de C.V.

Mr.     Sánchez has been the Vice President, Operations of our subsidiary since June 1998. With more than 27 years of experience in the mining industry, Francisco Ramos is a Mexican mining engineer and metallurgist based in Queretaro, Mexico. He obtained a Master’s Degree in Mining Engineering from the University of Guanajuato and has worked with senior mining companies such as Peñoles, IMMSA and Minera Autlan. He has consulted for a number of junior to mid-size companies from Canada, Mexico and the United States, and has contacts in the mining industry in Mexico. Mr. Ramos is a highly respected mining consultant and holds an unofficial world record for mill construction. He is also the general director of Minco Ingenieria y Construcciones de Queretaro, S. de R.L. de C.V.

Wendy Ratcliffe –Company Secretary

Ms.     Ratcliffe has been our company Secretary since August 2001. Ms. Ratcliffe is also a director of MMR, and is the Company Secretary of Cangold Limited

Robert Brown, P. Eng. – Vice President Exploration

Robert Brown is a Professional Engineer with a degree in Engineering Geology from Queen’s University. His 28 years of experience in the mining industry includes 15 years with Lac Minerals in Canada, culminating in the position of Exploration Manager. For more than 13 years Mr. Brown held senior management positions in the junior sector, working on projects throughout the Americas, Eastern Europe and Indonesia, primarily in gold and silver exploration. Mr. Brown has particular experience in the immediate area of Great Panther’s projects in the Sierra Madre Region of Mexico.

There are no family relationships between any of our officers and/or directors.

B. Compensation

During the financial year ended December 31, 2003, the aggregate remuneration paid to our directors in their capacity as directors of our company was nil. Management fees totaled $81,000. We may compensate our directors in the future in accordance with accepted business practices. Directors, officers, employees and consultants are entitled to participate in incentive stock options granted by us.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2003 to our chief executive officer and to our next four most highly paid executive officers who received a combined salary and bonus during such period in excess of $100,000 (collectively, with the chief executive officer, the “Named Executive”):

                                               SUMMARY COMPENSATION TABLE
                                            Annual Compensation(1)          Long Term Compensation

    Name and Principal         Year       Salary       Bonus           Other Annual    Securities        All other
    Position                                                           Compen-sation   Under             Compen-sation
                                                                                       Options/SARs
                                                                                       Granted

    Malcolm A. Burne             2003         Nil          Nil           $5,000(2)           Nil             Nil
    President and Chief
    Executive Officer(3)

(1)     On a cash basis, unless otherwise stated. (2) This amount represents management fees paid to Mr. Burne.

(3)     Mr. Burne ceased to serve as our President and CEO on April 27, 2004 and was replaced by our current President and CEO, Robert A. Archer.

C.     Board Practices

The election and retirement of directors are provided for in our by-laws. An election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. A director shall retain office only until the election of his successor. The number of directors to be elected at such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine. The election shall be by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

Our by-laws also permit the directors to add additional directors to the board between annual general meetings so long as the number appointed does not exceed more than one-third of the number directors elected at the last annual general meeting. Individuals appointed as directors to fill casual vacancies created on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

The members of our company’s audit committee include Kaare G. Foy, John T. Kopcheff and Malcolm A. Burne. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

We do not currently have a remuneration or compensation committee.

D. Employees

As of December 31, 2003, we did not have any employees other than our directors and officers, and as of April 30, 2004, we had one employee of our subsidiary, MMR, in Chihuahua, Mexico.

We do not have any employment contracts.

E. Share Ownership

There were 15,551,677 common shares issued and outstanding as at June 30, 2004. Of the shares issued and outstanding, warrants held and the stock options granted, our directors and officers owned the following common shares as of June 30, 2004:

                 Name                                  Number of Common Shares
              Office Held                       Beneficially Owned as of May 1, 2004              Percentage(1)

Robert A. Archer                                            1,334,000(2)                              8.57%
Kaare G. Foy                                                  456,000(3)                              2.93%
Malcolm A. Burne                                              515,489(4)                              3.32%
John T. Kopcheff                                              280,000(5)                              1.80%
Ing. Francisco Ramos Sanchez                                1,225,000(6)                              7.88%
Wendy Ratcliffe                                               100,000(7)                              0.64%

(1)     Based on 15,551,677 common shares issued and outstanding as at June 30, 2004, and the number of shares issuable upon the exercise of issued and outstanding stock options which are exercisable within 60 days of June 30, 2004.

(2)     Includes incentive stock options to purchase up to 150,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009.

(3)     Includes incentive stock options to purchase up to 150,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009.

(4)     Includes incentive stock options to purchase up to 150,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009.

(5)     Includes incentive stock options to purchase up to 150,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009.

(6)     Includes incentive stock options to purchase up to 100,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009.

(7)     Includes incentive stock options to purchase up to 70,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009, and a further 30,000 of our common shares at an exercise price of $0.52 per share expiring April 5, 2009.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is equal to 10% of the number of common shares outstanding from time to time on a non-diluted basis. Each option upon its exercise entitles the grantee to one common share. The exercise price of common shares subject to an option will be determined by the board of directors at the time of grant and will be not less than the discounted market price of the common shares at the date of grant, as determined under the policies of the TSX Venture Exchange. Options may be granted under our stock option plan for an exercise period of up to five ten years from the date of grant of the option or such lesser periods as may be determined by our board of directors.

During the year ended December 31, 2003 and subsequently, we granted the following stock options:

      Name                           Number of Options          Exercise Price         Expiry Date

  Robert A. Archer                       150,000                        $0.45         February 8, 2009
  Kaare G. Foy                           150,000                        $0.45         February 8, 2009
  Malcolm A. Burne                       150,000                        $0.45         February 8, 2009
  John T. Kopcheff                       150,000                        $0.45         February 8, 2009
  Ing. Francisco Ramos Sanchez           100,000                        $0.45         February 8, 2009
  Wendy Ratcliffe                         70,000                        $0.45         February 8, 2009
                                          30,000                        $0.52         April 5, 2009
  Nora Luz Pena Mendoz                    20,000                        $0.45         February 8, 2009
                                          30,000                        $0.52         April 5, 2009

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

There were 15,551,677 of our common shares issued and outstanding and no Class “A” preferred shares or Class “B” preferred shares issued and outstanding as of June 30, 2004. The following table sets forth, as of June 30, 2004, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

                                                                                              Percentage of
                                                                                               Outstanding
                 Name of Shareholder                     No. of Common Shares Owned           Common Shares

Robert Archer                                                    1,184,000                        7.61%

Ing. Francisco Ramos Sanchez                                     1,125,000                        7.23%

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

As of June 30, 2004, the registrar and transfer agent for our company reported that there were 15,551,677 common shares issued and outstanding. Of those common shares issued and outstanding, 12,971,894 common shares were registered to Canadian residents (119 shareholders), 243,547 common shares were registered to residents of the United States (185 shareholders) and 2,336,236 common shares were registered to residents of other foreign countries (72 shareholders).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions since January 1, 2000 to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting power that gives it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period.

During the year ended December 31, 2003 a total of $76,000 was charged by a company with a director in common for management fees, and a management fee of $5,000 was charged by another director of our company.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8 Financial Information

A. Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with generally accepted accounting principles in the United States. In this registration statement, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements Filed as Part of the Registration statement:

Financial Statements for the three months ended March 31, 2004 (unaudited), the years ended December 31, 2003 and 2002 (audited) and the period from January 1, 1997 (inception) to December 31, 2003, reported on by KPMG, LLP.

Auditor’s Report dated April 7, 2004, except as to note 10 (e) which is as of April 23, 2004.

Consolidated Balance Sheets as at December 31, 2003 and December 31, 2002.

Consolidated Statements of Operations and Deficit for the years ended December 31, 2003 and December 31, 2002, the three months ended March 31, 2004 and March 31, 2003, and cumulative for the period from January 1, 1997 (Inception) to December 31, 2003.

Consolidated Statements of Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss) cumulative for the period from January 1, 1997 (Inception) to March 31, 2004.

Consolidated Statements of Cash Flows for the years ended December 31, 2003 and December 31, 2002, three months ended March 31, 2004 and March 31, 2003, and cumulative for the period from January 1, 1997 (Inception) to December 31, 2003.

Notes to Financial Statements.

Legal Proceedings

There are no pending legal proceedings to which we are a party or of which any of our property is the subject. There are no legal proceedings to which any of the directors, officers or affiliates or any associate of any such directors, officers or affiliates of either our company or our subsidiary is a party or has a material interest adverse to us.

Dividend Distributions

We can, subject to certain prescribed solvency tests under the Business Corporations Act (British Columbia), pay dividends on our outstanding common shares at the election of our board of directors. However, we have not paid any dividends on our common shares as of the date of this annual report. It is the present policy of our board of directors to retain any earnings to finance the growth and development of our business, and, therefore, we do not anticipate paying any dividends in the immediate or foreseeable future.

B.     Significant Change Other than disclosed in this document, no significant change has occurred in our company since the year ended December 31, 2003.

ITEM 9 The Offer and Listing

A. Offer and Listing Details

Price History

Full Financial Years

The annual high and low market prices for the five most recent full financial years (January 1, 1999 through December 31, 2003) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) were as follows:

        Year/Period Ended                          High            Low

          January 1, 1999                          $0.30           $0.13
          January 1, 2000                          $0.55           $0.08
          January 1, 2001                          $0.21           $0.04
          January 1, 2002                          $0.14           $0.04
          January 1, 2003                          $0.51           $0.28

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarter for the two most recent full fiscal years, and for subsequent financial quarters, on the TSX Venture Exchange were as follows:

                Quarter Ended                     High           Low

             March 31, 2002                      $0.14           $0.05
             June 30, 2002                       $0.11           $0.05
             September 30, 2002                  $0.07           $0.05
             December 31, 2002                   $0.06           $0.04
             March 31, 2003                      $0.05           $0.03
             June 30, 2003                       $0.35           $0.04
             September 30, 2003                  $0.35           $0.03
             December 31, 2003                   $0.51           $0.28
             March 31, 2004                      $0.77           $0.44
             June 30, 2004                       $0.72           $0.41

Most Recent 6 Months

The high and low market prices for each of the most recent six months on the TSX Venture Exchange were as follows:

             Month Ended                         High           Low

             February 2004                      $0.73         $0.50
             March 2004                         $0.77         $0.59
             April 2004                         $0.72         $0.56
             May 2004                           $0.72         $0.41
             June 2004                          $0.50         $0.46
             July 2004                          $0.47         $0.37

B. Plan of Distribution

Not Applicable.

C. Markets

Our common shares trade on the TSX Venture Exchange. Our symbol is “GPR” and our CUSIP number is 39115T 106.

ITEM 10 Additional Information

A. Share Capital

As of December 31, 2003 and as of June 30, 2004 we are authorized to issue an unlimited number of common shares without par value, an unlimited number of Class “A” preferred shares and an unlimited number of Class “B” preferred shares. As at December 31, 2003 we had 4,213,131 common shares issued and outstanding and no Class “A” or “B” preferred shares issued and outstanding. As at June 30, 2004 we had 15,551,677 common shares issued and outstanding and no Class “A” or “B” preferred shares issued and outstanding.

On January 1, 2003 we had 1,442,698 common shares issued and outstanding. During the year ended December 31, 2003 we issued a total of 2,770,434 common shares so that we had 4,213,132 common shares issued and outstanding as at December 31, 2003.

2,250,000 shares – or 14.46 % of the common shares issued and outstanding at June 30, 2004 – were issued to acquire MMR

We do not own any shares of our company.

As at June 30, 2004 we had warrants and options outstanding as follows:

         Type                           Amount                   Exercise Price                  Expiration Date

Warrants                               25,000(1)                    $1.20(1)                     September 27, 2004
Options                               790,000                       $0.45                        February 8, 2009
Options                                60,000                       $0.52                        April 5, 2009
Series A Warrants                     352,500                       $0.45                        October 22,2004
Finder's Warrants                      19,040                       $0.45                        October 22, 2004
Series B Warrants                   1,715,000                       $0.45                        December 22, 2004
Agent's Warrants                      320,850                       $0.45                        December 22, 2004
Series C Warrants                   2,280,500                       $0.45                        January 13, 2005
Series D Warrants                   1,785,714                       $0.62                        March 28, 05
Agent's Warrants                      591,543                       $0.62                        March 28, 05
Series E Warrants                   1,500,000                       $0.62                        April 22, 05
Agent's Warrants                      450,000                       $0.62                        April 22, 05

(1)     Adjusted for 1:10 share consolidation effective October 1, 2003

The following table sets forth the history of share issuances during the past three financial years.

Balance as at December 31, 2000                                                    7,846,975
Special Warrants converted to common shares (ii)                                   3,200,000
Balance as at December 31, 2001                                                    11,046,975
Common shares issued for cash proceeds (i)                                         1,500,000
Special warrants converted to common shares (ii)                                   1,830,000
Warrants converted to common shares                                                50,000
Balance as at December 31, 2002                                                    14,426,975
Common shares issued for shares for debt (iii)                                     2,118,335
Share Consolidation (iv)                                                           1,654,532
Common shares issued for cash proceeds (v)                                         725,000
Common shares issued for cash proceeds (vi)                                        1,715,000
Common shares issued as commission (vi)                                            118,600
Balance as at December 31, 2003                                                    4,213,132

(i)     During the year ended December 31, 2002, pre consolidation, we issued by private placement, 1,000,000 and 500,000 common shares at a cost of $0.05 and $0.10 per share, respectively. With the issuance of the 500,000 common shares we issued 250,000 share purchase warrants. Each warrant entitles the holder to purchase one common share of our company at $0.12 per share until September 27, 2004;

(ii)     During the year ended December 31, 2002, pre consolidation, we issued by private placement, 5,030,000 special warrants for $0.10 per special warrant and incurred related costs of $8,823. Each special warrant entitled the holder to one common share and one-half of one common share purchase warrant convertible at any time until August 2, 2002. Each whole common share purchase warrant entitled the holder to acquire an additional share at a price of $0.12 for a period of two years until August 2, 2003. On October 18, 2001, 3,200,000 of the special warrants were converted into common shares. On August 2, 2002, the remaining 1,830,000 special warrants were converted into common shares.

(iii)     During the year ended December 31, 2003, pre consolidation we issued 2,118,335 shares of our common stock in settlement of outstanding debt totalling $211,834.

(iv)     On October 2, 2003 we amended our Articles by consolidating our authorized and issued share capital on the basis of ten (10) old shares for one (1) new share.

(v)     During the year ended December 31, 2003, we issued by private placement, 725,000 common shares at a cost of $0.35 per share. With the issuance of the 725,000 common shares we issued 362,500 Series A share purchase warrants. Each Series A warrant entitles the holder to acquire one common share at $0.45 per share until October 22, 2004.

(vi)     During the year ended December 31, 2003, we issued by brokered private placement, 1,715,000 units at a cost of $0.35 per unit. Each unit consists of one common share and one non-transferable Series B share purchase warrant. One Series B Warrant entitles the holder to acquire one common share at $0.45 per share until December 22, 2004. We paid a commission of 8% of the gross proceeds to Canaccord Capital Corporation ($24,010 was paid in cash and 68,600 agent’s units), a cash administration fee of $5,000 and a corporate finance fee paid in 50,000 common shares. We also granted Canaccord Capital 257,250 agent’s warrants. The agent’s warrants entitles Canaccord Capital to purchase on additional common share of our company at $0.45 per share until December 22, 2004.

B.     Articles of Incorporation and By-laws

Incorporation

We were continued from British Columbia to the Yukon Territory by registration of our Articles of Continuance in the Yukon Territory, Canada under Certificate of Continuance number 30310 on March 26, 1996. On July 9, 2004, we were continued from the Yukon Territory to British Columbia, Canada. Our new BC Incorporation Number is C0699467.

Objects and Purposes of the Company

Our articles and bylaws place no restrictions upon our objects and purposes.

Directors’ Powers

Section 16.1 of our bylaws provides that the directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of our company and have the authority to exercise all such powers of our company as are not, by the Business Corporations Act or by these Articles, required to be exercised by our shareholders.

Section 13.5 and Section 13.6 of our bylaws provides that the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. No independent quorum is required when the board is making decisions on directors’ remuneration.

Qualifications of Directors

Section 13.4 of our bylaws provides that a director is not required to hold a share in the capital of our company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

There is no provision in our articles or our bylaws imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Share Rights

Our authorized capital consists of an unlimited number of common shares without par value, all of which are of the same class and, once issued as fully paid and non-assessable, rank equally as to dividends, voting rights, and participation in assets and in all other respects, on liquidation, dissolution or wind-up of our company, whether voluntary or involuntary, or any other distribution of the assets of our company among our shareholders for the purpose of winding up our affair after our company has paid out our liabilities. Our issued shares are not subject to call or assessment rights or nay pre-emptive or conversion rights. The holders of our company’s common shares are entitled to one vote for each share on all matters to be voted on at a meeting of the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

Meetings

Section 10.1 of our bylaws provides that the annual meeting of the shareholders shall be held not later than 15 months after holding the last preceding annual meeting. Section 10.3 of our bylaws provides that the board shall have the power to call a special meeting of the shareholders at any time.

According to Section 10.4 of our bylaws, notice of the time and place of each meeting of shareholders shall be given not less than 21 days (for public companies) before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and re-appointment of incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

Limitations on Ownership of Securities

There are no limitations on the right to own securities of our company by non-resident or foreign shareholders imposed either by the Business Corporations Act (British Columbia), our articles or our bylaws.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of Canada or by our charter or our other constituent documents on the right of foreigners to hold or vote common shares or other securities of our company.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the Investment Canada Act by an investor that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review the Minister responsible for the Investment Canada Act (“the Minister”) is satisfied that the “reviewable” investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian, who is not a resident of a World Trade Organization member, would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of the assets of our company was $5 million or more. A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

1.	acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

2.	acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

3.	acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for “WTO Investors” of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including “WTO Investor controlled entities” as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of the assets of our company was equal to or greater than a specified amount (the “Review Threshold”), which is published by the Minister after its determination for any particular year. The Review Threshold is currently $218 million for the year 2002.

Change in Control

There are no provisions in our articles or our bylaws that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

The Business Corporations Act (British Columbia) does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of our company. Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower our board of directors to adopt such provisions.

Ownership Threshold

There are no provisions in our articles or our bylaws or in the Business Corporations Act (British Columbia) governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires us to disclose, in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require us to disclose, in our Registration Statement on Form 20-F, holders who own more than 5% of our issued and outstanding shares.

Changes in the Capital of the Company

There are no conditions imposed by our articles or our bylaws which are more stringent than those required by the Business Corporations Act (British Columbia).

C. Material Contracts

On December 9, 2003, we entered into a share purchase agreement with Robert A. Archer and Ing. Francisco Ramos Sánchez, whereby we acquired 100% of the issued and outstanding shares of Minera Mexicana el Rosario, S.A. de C.V. In consideration for all of the issued and outstanding shares of Minera Mexicana el Rosario, we paid a total of $50,000 and issued a total of 2,250,000 common shares of our company, which shares are subject to escrow provisions.

On February 11, 2004, our subsidiary, Minera Mexicana el Rosario, S.A. de C.V., signed an option agreement with Mr. Eduardo Rodriguez Chávez, acting pursuant to a power of attorney on behalf of Alfredo Rodriguez Chávez pursuant to which Minera Mexicana el Rosario was granted, for a term of three years, the right and option to acquire 100% of the ownership rights in and to the Santo Niño mining concession on payment of US$165,000 as follows:

(a)	US$20,000 within 10 working days of the date of registration at the Mining Registry of the option agreement;

(b)	US$50,000 in five payments of US$10,000 each to be made by the conclusion of each semester following the date of registration of the option agreement; and

(c)	US$95,000 within 45 days of the third anniversary of the date of registration of the option agreement.

On February 18, 2004, our subsidiary signed an agreement with Cia. Minera des Canelas y Topia, S.A. de C.V., MET-MEX Peñoles, S.A. de C.V. and Minera Mexicana la Ciénega, S.A. de C.V. whereby Cia. Minera des Canelas y Topia agreed to grant to our subsidiary, for a one year term, the right and option to acquire 100% of the ownership rights to all the fixed assets, machinery, equipment and mining concessions of the Topia Mine on payment to Cia. Minera des Canelas y Topia of US$1,426,919 as follows:

(a)	US$100,000 within 10 days of the date of registration at the mines registry of the agreement;

(b)	US$150,000 within 5 days of the date our subsidiary notifies Cia. Minera des Canelas y Topia of its decision to exercise the option;

(c)	US$200,000 on the date of signing the agreement, to take place no later than 2 months following the date our subsidiary notifies Cia. Minera des Canelas y Topia of its decision to exercise the option; and

(d)	three annual payments of US$300,000, US$300,000 and US$376,919 each for the first, second and third year, respectively, commencing 18 months after the date our subsidiary notifies Cia. Minera des Canaleas y Topia of its decision to exercise the option.

In addition to the payments, our subsidiary has agreed to assume the debt currently encumbering the property, totalling US$1,094,758.90 (certain interest charges may apply). The debt is owing to MET-MEX and Ciénega, and is secured by the Topia Mine assets. The debt to MET-MEX, being US$200,148.90, is payable in full at the time of signing of the purchase agreement. The debt to Ciénega are parties to the option agreement and have agreed to the delivery of a 100% interest in the claims and other assets comprising the Topia Mine, free of any charges or encumbrances, to our subsidiary when the debt is paid out, and not to disturb any of the rights acquired by our subsidiary.

On February 28, 2004, our subsidiary, Minera Mexicana el Rosario, S.A. de C.V., signed an agreement with Mr. Carolos Teodoro Ortiz Rodriquez, Abelardo Garza Hernanadez and Minera San Miguel de los Tarros, S.A. de C.V., pursuant to which Minera Mexicana el Rosario has been granted, for a term of three years plus 30 days, the right and option to acquire 100% of the ownership rights in and to the San Taco Mining Concessions, on payment of US$965,000 as follows:

(a)	US$50,000 within 30 days of the date of signing the agreement;

(b)	US$75,000 by the first anniversary of the date of signing the agreement;

(c)	US$100,000 by the second anniversary of the date of signing the agreement; and (d) US$740,000 by the third anniversary date of the signing of the agreement.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E. Taxation

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm’s length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a “non-resident holder”). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the “ITA”) and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”) as at the date of the registration statement and the currently publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (the “CCRA”). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our company.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to CCRA for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a)	if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b)	the holder is a U.S. LLC which is not subject to tax in the U.S.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents “taxable Canadian property” to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if-.

(a)	the non-resident holder;

(b)	persons with whom the non-resident holder did not deal at arm’s length- or

(c)	the non-resident holder and persons with whom he did not deal at arm’s length,

owned not less than 25% of the issued shares of any class or series of our company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

(a)	the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b)	the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident of Canada,

(c)	theyformed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

(d)	the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer’s capital gain (or capital loss) from a disposition is the amount by which the taxpayer’s proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer’s adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the “taxable capital gain” is equal to one-half of the capital gain.

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as, dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Purchasers of the common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of the common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a “U.S. Holder” includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

U.S.     Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder’s United States Federal taxable income. See “Foreign Tax Credit” below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder’s basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income” and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a “U.S. Holder” is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a “collapsible corporation” within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of “collapsible corporation”). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A “collapsible corporation” is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Our management is of the opinion that there is little, if not, any likelihood that we will be deemed a “Foreign Personal Holding Company”, a “Foreign Investment Company” or a “Controlled Foreign Corporation” (each as defined below) under current and anticipated conditions.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares in our capital would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant believes that it is a PFIC.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an “Unpedigreed QEF Election” by recognizing as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation (“CFC”), the Holder’s pro rata share of the corporation’s earnings and profits (Deemed Dividend Election) (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain “excess distributions”, as specially defined, by our company. An “excess distribution” is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder’s holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our shares) (a “Unpedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see “Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997” and “Elimination of Overlap Between Subpart F Rules and PFIC Provisions” below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder’s adjusted basis in the stock is included in the Holder’s income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.” For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includible in the CFC’s income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of our company and our earnings invested in “U.S. property” (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above). The exception only applies to that portion of a U.S. Holder’s holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

F. Documents on Display

The documents concerning our company may be viewed at the offices of our corporate solicitor, Clark, Wilson, Suite 800 — 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, during normal business hours.

G. Subsidiary Information

As at the date of this registration statement, we have two wholly-owned subsidiaries, Minera Mexicana el Rosario, S.A. de C.V. and New Age Investments Inc.

ITEM 11 Quantitative and Qualitative Disclosures About Market Risk

Our mineral properties are all currently at the exploration stage and our operations are limited to exploring those properties. Therefore, our market risks are minimal. We may, however, have future property exploration requirements due in United States currency. As a Canadian company, our cash balances are kept in Canadian funds. Therefore, we may become exposed to some exchange rate risk. We consider the amount of risk to be manageable and do not currently, nor will we likely in the foreseeable future, conduct hedging to reduce our exchange rate risk.

ITEM 12 Description of Securities Other Than Equity Securities

A. Debt Securities

Not Applicable.

B. Warrants and Rights

Not Applicable.

C. Other Securities

Not Applicable.

D. American Depositary Shares

Not Applicable.

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Controls and Procedures

Not applicable

ITEM 16 Reserved

Not applicable

ITEM 16A Audit Committee Financial Expert

Not applicable

ITEM 16B Code of Ethics

Not applicable

ITEM 16C Principal Accountant Fees and Services

Not applicable

ITEM 16D Exemption from the Listing Standards for Audit Committees

Not applicable

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

ITEM 17 Financial Statements

Refer to Item 18 — Financial Statements

ITEM 18 Financial Statements

Financial Statements Filed as Part of the Registration statement:

Financial Statements for the three months ended March 31, 2004 (unaudited), the years ended December 31, 2003 and 2002 (audited) and the period from January 1, 1997 (inception) to December 31, 2003, reported on by KPMG, LLP.

Auditor ’s Report dated April 7, 2004, except as to note 10 (e) which is as of April 23, 2004.

Consolidated Balance Sheets as at December 31, 2003 and December 31, 2002.

Consolidated Statements of Operations and Deficit for the years ended December 31, 2003 and December 31, 2002, the three months ended March 31, 2004 and March 31, 2003, and cumulative for the period from January 1, 1997 (Inception) to December 31, 2003.

Consolidated Statements of Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss) cumulative for the period from January 1, 1997 (Inception) to March 31, 2004.

Consolidated Statements of Cash Flows for the years ended December 31, 2003 and December 31, 2002, three months ended March 31, 2004 and March 31, 2003, and cumulative for the period from January 1, 1997 (Inception) to December 31, 2003.

Notes to Financial Statements

Consolidated Financial Statements
(Expressed in Canadian dollars)

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Three months ended March 31, 2004 (Unaudited)
Years ended December 31, 2003 and 2002
Period from January 1, 1997 (inception) to December 31, 2003

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Great Panther Resources Limited (formerly Great Panther Inc.)

We have audited the consolidated balance sheets of Great Panther Resources Limited (formerly Great Panther Inc.) as of December 31, 2003 and 2002 and the related consolidated statements of operations and deficit, stockholders’ equity (deficiency) and comprehensive income (loss) and cash flows for the years then ended and cumulative for the period from January 1, 1997 (inception) to December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Panther Resources Limited (formerly Great Panther Inc.) as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended and cumulative for the period from January 1, 1997 (inception) to December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2(h) to the consolidated financial statements, the Company changed its method of accounting for employee stock-based compensation.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
April 7, 2004, except as to note 10(e)
which is as of April 23, 2004

KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss nonoperating association.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Consolidated Balance Sheets
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

December 31, 2002 and 2003

	December 31,		March 31,
	2002	2003	2004

			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,703	$917,753	$2,670,656
Accounts and other receivables, net of
allowance of nil (December 31, 2003 and
2002 - nil)	2,281	59,947	50,217
Prepaid expenses and deposits	13,866	11,265	61,869

	19,850	988,965	2,782,742
Investments in marketable securities	12,005	20,580	25,642
Mineral properties (note 10(c))	--	--	1,017,500
Equipment, net of accumulated amortization of $29,527
(December 31, 2003 - $29,170; 2002 - $27,200)	7,399	5,429	6,465

	$39,254	$1,014,974	$3,832,349

Liabilities and Stockholders' Equity (Deficiency)
Current liabilities:
Accounts payable and accrued liabilities	$48,804	$87,961	$63,448
Due to related parties (note 4)	183,770	34,983	--
Due to directors (note 5)	92,953	174,487	81,232

	325,527	297,431	144,680
Stockholders' equity (deficiency):
Common stock (note 6):
Authorized unlimited common shares, no par
value
Issued and outstanding: 12,536,717
(December 31, 2003 - 4,213,132; 2002
- 1,442,698	7,363,438	8,301,144	11,817,931
Advances on share subscriptions (note 6(e))	--	261,775	--
Additional paid-in capital	15,000	84,498	560,513
Deficit accumulated from January 1, 1997	(2,368,825)	(2,642,563)	(3,408,526)
Deficit accumulated for periods prior to
January 1, 1997	(5,301,041)	(5,301,041)	(5,301,041)
Accumulated other comprehensive income:
Unrealized gain on marketable securities	5,155	13,730	18,792

Total stockholders' equity (deficiency)	(286,273)	717,543	3,687,669

	$39,254	$1,014,974	$3,832,349

Continuing operations (note 1)
Subsequent events (notes 6(d) and 10)

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Consolidated Statements of Operations and Deficit
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

	Period from January 1, 1997 (inception) to	Years ended December 31,		Three months ended March 31,
	December 31, 2003	2002	2003	2003	2004

				(Unaudited)
Expenses (income):
General and administrative (schedule)	$1,260,209	$173,935	$191,151	$11,870	$544,995
Management fees (note 7)	631,986	99,000	81,000	24,750	18,000
Amortization	28,771	2,076	1,970	493	357
Write-down of investments in marketable securities	126,482	--	--	--	--
Write-down of interests in oil and gas properties (note 3)	407,591	407,591	--	--	--
Exploration and option payment expenses	207,847	--	--	--	204,868
Leaseholds premises expenses	64,000	--	--	--	--
Net loss on claim	4,419	--	--	--	--
License fee income	(30,000)	--	--	--	--
Gain on disposal of equipment	(1,607)	(1,607)	--	--	--

	2,699,698	680,995	274,121	37,113	768,220

Loss before undernoted	(2,699,698)	(680,995)	(274,121)	(37,113)	(768,220)
Other income (expense):
Gain (loss) on sale of investments	40,021	--	--	--	--
Interest income	17,114	89	383	1	2,257

	57,135	89	383	1	2,257

Loss for the period	(2,642,563)	(680,906)	(273,738)	(37,112)	(765,963)
Deficit accumulated from January 1, 1997, beginning of period	--	(1,687,919)	(2,368,825)	(2,368,825)	(2,642,563)

Deficit accumulated from January 1, 1997, end of period	$(2,642,563)	$(2,368,825)	$(2,642,563)	$(2,405,937)	$(3,408,526)

Loss per share (note 2(k)), basic and diluted	$(3.38)	$(0.49)	$(0.16)	$(0.03)	$(0.10)
Weighted average number of common shares
outstanding, basic and diluted	781,354	1,380,211	1,748,248	1,380,211	7,691,328

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Consolidated Statements of Stockholders' Equity (Deficiency) and Comprehensive Income (Loss)
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

	Common stock		Advances on share	Special warrants		Additional paid-in	Deficit accumulated for periods prior to January 1,	Deficit accumulated from January 1,	Accumulated other comprehensive income Unrealized gain (loss) on	Total stockholders' equity	Comprehensive
	Number	Amount	subscriptions	Number	Amount	capital	1997	1997	investments	(deficiency)	income (loss)

Balance, January 1, 1997	166,749	$5,138,604	$--	--	$--	$--	$(5,301,041)	$--	$--	$(162,437)
Loss for the year	--	--	--	--	--	--	--	(571,824)	--	(571,824)	$(571,824)
Special warrants issued for cash
at $0.15 per warrant	--	--	--	6,728,187	1,009,228	--	--	--	--	1,009,228
Special warrants issue costs	--	--	--	--	(115,571)	--	--	--	--	(115,571)
Common stock issued for mine claims	1,000	15,000	--	--	--	--	--	--	--	15,000

Balance, December 31, 1997	167,749	5,153,604	--	6,728,187	893,657	--	(5,301,041)	(571,824)	--	174,396
Loss for the year	--	--	--	--	--	--	--	(291,413)	--	(291,413)	$(291,413)
Common stock issued for cash
at $2.00 per share	140,000	280,000	--	--	--	--	--	--	--	280,000
Share issue costs	--	(13,000)	--	--	--	--	--	--	--	(13,000)
Common stock issued upon
special warrants conversion	67,282	893,657	--	(6,728,187)	(893,657)	--	--	--	--	--

Balance, December 31, 1998	375,031	6,314,261	--	--	--	--	(5,301,041)	(863,237)	--	149,983
Loss for the year	--	--	--	--	--	--	--	(247,733)	--	(247,733)	$(247,733)
Common stock issued for cash
at $1.50 per share	66,667	100,000	--	--	--	--	--	--	--	100,000
Share issue costs	--	(2,675)	--	--	--	--	--	--	--	(2,675)
Common stock issued to settle the
legal claim	10,000	18,000	--	--	--	--	--	--	--	18,000

Balance, December 31, 1999	451,698	6,429,586	--	--	--	--	(5,301,041)	(1,110,970)	--	17,575
Loss for the year	--	--	--	--	--	--	--	(256,610)	--	(256,610)	$(256,610)
Common stock issued for cash
at $1.00 per share	325,000	325,000	--	--	--	--	--	--	--	325,000
Share issue costs	--	(9,725)	--	--	--	--	--	--	--	(9,725)
Issued for cash upon exercise
of warrants	8,000	18,400	--	--	--	--	--	--	--	18,400

Balance, December 31, 2000,
carried forward	784,698	6,763,261	--	--	--	--	(5,301,041)	(1,367,580)	--	94,640

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Consolidated Statements of Stockholders' Equity (Deficiency) and Comprehensive Income (Loss), Continued
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

	Common stock		Advances on share	Special warrants		Additional paid-in	Deficit accumulated for periods prior to January 1,	Deficit accumulated from January 1,	Accumulated other comprehensive income Unrealized gain (loss) on	Total stockholders' equity	Comprehensive
	Number	Amount	subscriptions	Number	Amount	capital	1997	1997	investments	(deficiency)	income (loss)

Balance, December 31, 2000,
brought forward	784,698	$6,763,261	$--	--	$--	$--	$(5,301,041)	$(1,367,580)	$--	$94,640
Loss for the year	--	--	--	--	--	--	--	(320,339)	--	(320,339)	$(320,339)
Common stock issued for cash
at $1.00 per share	--	--	--	503,000	503,000	--	--	--	--	503,000
Special warrants issue costs	--	--	--	--	(8,823)	--	--	--	--	(8,823)
Common stock issued upon
exercise of special warrants	320,000	320,000	--	(320,000)	(320,000)	--	--	--	--	--
Stock-based compensation	--	--	--	--	--	15,000	--	--	--	15,000

Balance, December 31, 2001	1,104,698	7,083,261	--	183,000	174,177	15,000	(5,301,041)	(1,687,919)	--	283,478
Loss for the year	--	--	--	--	--	--	--	(680,906)	--	(680,906)	$(680,906)
Unrealized gain (loss) on investments	--	--	--	--	--	--	--	--	5,155	5,155	5,155
Total comprehensive loss	--	--	--	--	--	--	--	--	--	--	$(675,751)
Common stock issued for cash
at $0.67 per share	150,000	100,000	--	--	--	--	--	--	--	100,000
Common stock issued for cash upon
exercise of warrants	5,000	6,000	--	--	--	--	--	--	--	6,000
Common stock issued upon exercise
of special warrants	183,000	174,177	--	(183,000)	(174,177)	--	--	--	--	--

Balance, December 31, 2002	1,442,698	7,363,438	--	--	--	15,000	(5,301,041)	(2,368,825)	5,155	(286,273)
Loss for the year	--	--	--	--	--	--	--	(273,738)	--	(273,738)	$(273,738)
Unrealized gain (loss) on
investments	--	--	--	--	--	--	--	--	8,575	8,575	8,575
Total comprehensive loss	--	--	--	--	--	--	--	--	--	--	$(265,163)
Common stock issued for cash
at $0.35 per share	2,440,000	854,000	--	--	--	--	--	--	--	854,000
Fair value of warrants
granted to agents as share
issue costs	--	--	--	--	--	69,498	--	--	--	69,498
Common stock issued to agents
as share issue costs	118,600	41,510	--	--	--	--	--	--	--	41,510
Common stock issued to settle
debt	211,834	211,834	--	--	--	--	--	--	--	211,834
Share issue costs	--	(169,638)	--	--	--	--	--	--	--	(169,638)
Subscription for advances
received	--	--	261,775	--	--	--	--	--	--	261,775

Balance, December 31, 2003,
carried forward	4,213,132	8,301,144	261,775	--	--	84,498	(5,301,041)	(2,642,563)	13,730	717,543

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Consolidated Statements of Stockholders' Equity (Deficiency) and Comprehensive Income (Loss), Continued
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

	Common stock		Advances on share	Special warrants		Additional paid-in	Deficit accumulated for periods prior to January 1,	Deficit accumulated from January 1,	Accumulated other comprehensive income Unrealized gain (loss) on	Total stockholders' equity	Comprehensive
	Number	Amount	subscriptions	Number	Amount	capital	1997	1997	investments	(deficiency)	income (loss)

Balance, December 31, 2003,
carried forward	4,213,132	$8,301,144	$261,775	--	$--	$84,498	$(5,301,041)	$(2,642,563)	$13,730	$717,543
Loss for the period	--	--	--	--	--	--	--	(765,963)	--	(765,963)	$(765,963)
Unrealized gain (loss) on
investments	--	--	--	--	--	--	--	--	5,062	5,062	5,062
Total comprehensive loss	--	--	--	--	--	--	--	--	--	--	$(760,901)
Units issued for cash at prices
of $0.37 and $0.56 per unit	5,851,928	2,716,791	(261,775)	--	--	--	--	--	--	2,455,016
Share issue costs	--	(298,948)	--	--	--	--	--	--	--	(298,998)
Common stock issued for cash upon
exercise of series A warrants	10,000	4,500	--	--	--	--	--	--	--	4,500
Common stock issued upon
acquisition of subsidiary	2,250,000	967,500	--	--	--	--	--	--	--	967,500
Common stock issued to agents
as share issue costs	211,657	126,994	--	--	--	--	--	--	--	126,994
Fair value of warrants granted
to agents as share issue costs	--	--	--	--	--	146,911	--	--	--	146,911
Employee stock-based compensations	--	--	--	--	--	329,104	--	--	--	329,104

Balance, March 31, 2004
(unaudited)	12,536,717	$11,817,981	$--	--	$--	$560,513	$(5,301,041)	$(3,408,526)	$18,792	$3,687,669

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Consolidated Statements of Cash Flows
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

	Period from January 1, 1997	Three months ended
	(inception) to	Years ended December 31,		March 31,
	December 31, 2003	2002	2003	2003	2004

					(Unaudited)
Cash flows from (used in) operating activities:
Loss for the period	$(2,642,563)	$(680,906)	$(273,738)	$(37,112)	$(765,963)
Items not involving cash:
Amortization	28,771	2,076	1,970	493	357
Write-down of interests in oil and gas
properties (note 3)	407,591	407,591	--	--	--
Write-down of investments	126,482	--	--	--	--
Gain on disposal of equipment	(1,607)	(1,607)	--	--	--
Gain on sale of investment	(9,651)	--	--	--	--
Employee stock-based compensation	15,000	--	--	--	329,104
Common shares issued to settle claims	33,000	--	--	--	--
Changes in non-cash operating working capital:
Accounts and other receivables	(59,947)	491	(57,666)	(1,767)	9,730
Prepaid expenses and deposits	(7,896)	(12,631)	2,601	--	(50,604)
Accounts payable and accrued liabilities	72,589	(146,316)	39,157	122	(24,513)
Due to related parties	193,647	183,770	9,877	(10,176)	(34,983)

Net cash used in operating activities	(1,844,584)	(247,532)	(277,799)	(48,440)	(536,872)
Cash flows from (used in) investing activities:
Investment in marketable securities	(148,490)	--	--	--	--
Investment in interests in oil and gas properties	(407,591)	(9,815)	--	--	--
Purchase of equipment	(28,782)	(3,655)	--	--	(1,393)
Acquisition of mineral properties	--	--	--	--	(50,000)
Proceeds from sale of marketable securities	24,809	--	--	--	--
Proceeds from disposal of equipment	3,256	3,256	--	--	--

Net cash used in investing activities	(556,798)	(10,214)	--	--	(51,393)
Cash flows from financing activities:
Issue of shares for cash, net of issue costs	1,919,370	106,000	795,370	--	2,696,198
Issue of special warrants for cash, net of issue costs	174,177	--	--	--	--
Net proceeds on sale of warrants	893,657	--	--	--	--
Advances on share subscriptions	261,775	--	261,775	--	(261,775)
Increase (decrease) in amounts due to directors	180,650	64,109	134,704	46,196	(93,255)
Grant repayment	(16,711)	--	--	--	--
Note payable to shareholders	(198,000)	--	--	--	--

Net cash from financing activities	3,214,918	170,109	1,191,849	46,196	2,341,168

Increase (decrease) in cash	813,536	(87,637)	914,050	(2,244)	1,752,903
Cash, beginning of period	104,217	91,340	3,703	3,703	917,753

Cash, end of period	$917,753	$3,703	$917,753	$1,459	$2,670,656

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Consolidated Statements of Cash Flows
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

	Period from January 1, 1997	Three months ended
	(inception) to	Years ended December 31,		March 31,
	December 31, 2003	2002	2003	2003	2004

					(Unaudited)
Supplementary cash flow information:
Cash paid for:
Income taxes	$--	$--	$--	$--	$--
Interest	--	--	--	--	--
Non-cash transactions:
Issuance of common shares for settlement of
accounts payable, due to related parties
and due to directors (note 6(b)(iv))	211,834	--	211,834	--	--
Issue of equity instruments for share
issuance costs (note 6(b)(iii) and note 10(b))	41,510	--	41,510	--	273,905
Issuance of common shares for acquisition of
subsidiary (note 10(c))	--	--	--	--	967,500
Issuance of common stock for mine claims	15,000	--	--	--	-

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    1.           Nature of development stage activities, and continuing operations:

Great Panther Resources Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996. The Company operates in the business of acquiring, exploring and developing oil and gas and mineral resource properties. None of the properties were in production at the balance sheet dates. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation. All share and per share information in these consolidated financial statements have been retroactively restated to reflect this consolidation.

As of March 31, 2004 and December 31, 2003, the Company is directing substantially all of its efforts towards the exploration and related development of mineral resource properties, and the Company has not generated revenues from these principal business activities. The Company is considered to have entered this stage on January 1, 1997 when management began devoting substantially all its efforts towards acquiring oil and gas exploration interests.

During the three months ended March 31, 2004, the Company incurred a loss of $765,963. During the years ended December 31, 2003 and 2002, the Company incurred losses of $273,738 and $680,906, respectively. As at March 31, 2004, the Company had a positive working capital balance of $2,638,062.

These consolidated financial statements have been prepared by management on a going concern basis in conformity with accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business.

As of December, the ability of the Company to continue as a going concern and to realize its assets and discharge its liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and to raise adequate financing from lenders, shareholders and other investors to support such business activities. Subsequent to December 31, 2003, the Company completed a private placement, short form offering, and brokered private placement which raised gross proceeds of $843,785, $2,000,000 and $1,500,000, respectively (note 10). Management believes that such proceeds from financings will be sufficient for planned operating and exploration activities during the next twelve months. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

    2.       Significant accounting policies:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    2.       Significant accounting policies (continued):

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, New Age Investments Inc. and Minera Mexicana El Rosario (“MMR”). MMR was acquired on February 5, 2004 (note 10(c)). All material intercompany balances and transactions have been eliminated.

The information included in the accompanying interim financial statements as at March 31, 2004 and for the three month periods ended March 31, 2003 and 2004 is unaudited and should be read in conjunction with the annual audited financial statements and notes included herein for the fiscal year ended December 31, 2003. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for fair presentation of the results of operations for the interim periods presented have been reflected herein. The results of operations for the interim periods presented are not necessary indicative of the results to be expected for the entire fiscal year.

(b) Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, assumptions used in determining the fair value of non-cash and stock-based compensation and warrants. Actual results could differ from these estimates.

(c) Cash equivalents:

Cash equivalents include short-term deposits, which are all highly liquid securities having a term to maturity of three months or less when acquired. Short-term deposits are valued at cost.

(d) Investments in marketable securities:

Investments in marketable securities consisting of equity securities are classified as available-for-sale and are reported at fair value in accordance with Financial Accounting Standards No. 115 (“SFAS No. 115”), “Accounting for Certain Investments in Debt and Equity Securities”. The fair values are based on quoted market prices. Any unrealized gains and losses and the related income tax effects are excluded from earnings and reported as a net amount in the accumulated other comprehensive income section of stockholders’ equity until realized. Realized gains and losses are recorded in the income statement and the cost assigned to securities sold is based on the specific identification method.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    2.           Significant accounting policies (continued):

(e) Interests in oil and gas properties:

The Company follows the full cost method of accounting for its interests in oil and gas exploration activities. Its initial investment and contributions to its proportional share of the costs of exploring for and developing oil and gas reserves are capitalized and are charged to operations over the estimated future production on a unit-of-production basis. On an on-going basis, the Company evaluates the status of its interests in oil and gas properties, based on results to date, to determine the nature of future exploration and development work that is warranted in the future. When there is little prospect of further work on the property being carried out, the amounts capitalized related to that property are written down to their estimated recoverable amount.

The total carrying value of the Company’s oil and gas properties is limited to its proportionate share of the estimated future net revenue from production of proved reserves, based on unescalated prices and costs, plus the cost of properties not being amortized due to their stage of development.

During the year ended December 31, 2002, all capitalized costs incurred related to interests in oil and gas properties were written down to nil to reflect the uncertainty of the underlying value and recoverability of reserves.

(f) Interests in mineral properties:

The amounts shown for mineral properties represent acquisition costs, less recoveries, incurred to date and do not necessarily reflect present or future values. The Company capitalizes all acquisition costs on a property-by-property basis. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. Mineral property exploration expenditures and periodic option payments relating to mineral properties, for which commercial feasibility has not yet been established, and administrative expenses are expensed as incurred. In addition, land use costs are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

The accumulated costs of properties that are developed to the stage of commercial production will be amortized to operations by unit-of-production depletion.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    2.           Significant accounting policies (continued):

(f) Interests in mineral properties (continued):

Pursuant to FAS No. 143 “Accounting for Asset Retirement Obligations”, the Company records the fair value of its liabilities for asset retirement obligations in the period in which it is incurred with a corresponding increase in the carrying amount of the related mineral interest long-lived asset. The Company does not have any asset retirement obligations as at March 31, 2004 and December 31, 2003.

Management periodically reviews the carrying value of its investments in mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, the anticipated future costs of exploring, developing and operating a producing mine, the expiration term and ongoing expenses of maintaining leased or options for mineral properties and the likelihood that the Company will continue exploration or exercise the option to acquire the property. The Company does not set a predetermined holding period for properties without proven reserves; however, properties which have not demonstrated suitable metal concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate. If a mineral property is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the year of abandonment or in the year of determination of value.

(g) Equipment:

Office and computer equipment is recorded at cost. Amortization of computer equipment is provided at 30% on the declining balance basis. Amortization of all other office equipment is provided at 20% on the declining balance basis.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    2.           Significant accounting policies (continued):

(h) Stock-based compensation:

At December 31, 2003, the Company has a stock-based employee compensation plan which is further described in note 6(d). Prior to 2003, the Company accounted for its plan under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees, and related Interpretations”. No stock-based employee compensation cost was reflected in 2001 and 2002, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“FAS”) No. 123 (“FAS 123”), “Accounting for Stock Based Compensation”. Under the modified prospective method of adoption selected by the Company under the provisions of FAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, employee compensation cost recognized in 2003 is the same as that which would have been recognized had the recognition provisions of FAS 123 been applied from its original effective date. Results of prior years have not been restated. The following table illustrates the effect on loss and loss per share if the fair value based method had been applied to all outstanding awards in each period.

	Period from January 1, 1997 (inception) to	Years ended December 31,		March 31,
	December 31, 2003	2002	2003	2003	2004

					(Unaudited)
Loss for the year, as reported	$(2,642,563)	$(680,906)	$(273,738)	$(37,112)	$(765,963)
Add: Employee stock-based compensation
expense, as reported	15,000	--	--	--	329,104
Less: Total stock-based employee
compensation expense determined
under fair value based method	(106,627)	(2,548)	--	--	(329,104)

Loss for the year, pro forma	$(2,734,190)	$(683,454)	$(273,738)	$(37,112)	$(765,963)

Basic and diluted loss per share,
as reported	$(3.38)	$(0.49)	$(0.16)	$(0.03)	$(0.10)
Basic and diluted per share -
pro forma	(3.50)	(0.50)	(0.16)	$(0.03)	$(0.10)

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

2.     Significant accounting policies (continued):

(h) Stock-based compensation (continued):

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Period from January 1, 1997 (inception) to	Years ended December 31,			March 31,
	December 31, 2003	2002		2003	2003	2004

						(Unaudited)
Expected dividend yield	0%	0%		n/a	n/a	0%
Expected stock price volatility	105.0%	100%		n/a	n/a	106.0%
Risk-free interest rate	3.6%	4.2%		n/a	n/a	4.0%
Expected life of options	4 years	4 yea	rs	--	--	4 years

The weighted average fair value of employee options granted during the three months ended March 31, 2004 was $0.42 per option and during the year ended December 2002 was $0.16 per option. There were no stock options issued during the year ended December 31, 2003.

(i) Foreign currency translation:

The functional and reporting currency of the Company is the Canadian dollar. Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(j) Share issue costs:

The costs of issuing common shares, net of income tax recoveries thereon, are applied to reduce the proceeds of such shares.

(k) Loss per share:

The Company calculates basic loss per share based on the weighted average number of common shares outstanding for the year. When dilutive, stock options and warrants are included as share equivalents using the treasury stock method, for purposes of computing diluted loss per share. Exercise of all of the stock options and warrants referred to in note 6 is anti-dilutive for all periods presented and, consequently, basic and diluted loss per share are the same.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    2.           Significant accounting policies (continued):

(l) Income taxes:

The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standard No. 109 “Accounting for Income Taxes”(“FAS 109”), which requires the asset and liability approach to financial accounting for income taxes. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences) and for loss carry forwards. The resulting changes in the net deferred tax asset or liability are generally included in income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if realization is not considered to be “more likely than not”, a valuation allowance is provided.

(m) Comparative figures:

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

(n) Recent accounting pronouncements:

In May 2003, the Financial Accounting Standards Board (“FASB”) issued FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS No. 150”), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS No. 150 is effective immediately for financial instruments entered into or modified after May 31, 2003 or, otherwise, on July 1, 2003. The Company has adopted FAS No. 150, which had no effect on its consolidated financial statements.

In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“FAS No. 149”), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. FAS No.149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003. The Company has adopted FAS No. 149, which had no effect on its consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    2.           Significant accounting policies (continued):

(n) Recent accounting pronouncements (continued):

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which requires the consolidation of a variable interest entity by the primary beneficiary. FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. This interpretation is generally in effect for interim or annual periods beginning after December 15, 2003. However, because the Company does not have any variable interest entities, there is no impact on its consolidated financial statements.

In December 2002, the FASB issued FAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” (“FAS No. 148”) which amended the transitional provisions of FAS 123 for entities choosing to recognize stock- based compensation under the fair value based method of FAS 123, rather than electing to continue to follow the intrinsic value method of APB 25. Under FAS 148, the Company may adopt the recommendations of FAS 123 either (1) prospectively to awards granted or modified after the beginning of the year of adoption, (2) retroactively with restatement for awards granted or modified since January 1, 1995, or (3) prospectively to awards granted or modified since January 1, 1995. The Company has chosen to adopt the transitional provisions of FAS No. 148 in 2003 as described in note 2(h).

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has adopted FIN 45, which had no effect on its consolidated financial statements.

In August 2001, the FASB issued FAS No. 143 “Accounting for Asset Retirement Obligations” (“FAS No. 143”), which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company has adopted FAS No. 143 which had no effect on the Company’s financial results.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    3.           Interests in oil and gas properties:

Effective June 28, 2001, the Company entered into the Kingfisher Prospect, San Joaquin Basin, California Participation Agreement (“Kingfisher Prospect”) and the Raven Prospect, San Joaquin Basin, California Participation Agreement (“Raven Prospect”) (collectively the “Agreements”) with Victoria Petroleum USA, Inc. (formerly Kestrel Energy California, Inc.) (“Victoria”) whereby it acquired a 10%, before payout, investment working interest and 7.5%, after payout, investment working interest in the Kingfisher and Raven Prospects (the “Prospects”), oil and gas exploratory projects in the San Joaquin Basin, California. Pursuant to the Agreements, the Company was required to pay an initial investment of $243,956 (US$150,000) in drilling costs for each Prospect and 10% of all the costs related to the exploratory drilling at the Prospects. The Company has not paid any initial investment or other costs related to the Raven Prospect. The costs incurred in the years ended up to December 31, 2002 are as follows and related to the Kingfisher prospect:

2002

Initial investment in and additional drilling costs	$325,653
Prospect and land fee	32,639
Well deepening costs	39,647
Leasehold costs	9,652

407,591
Write-off of investment	(407,591)

$-

No proved reserves were determined to exist for the Raven and Kingfisher Prospects. During the year ended December 31, 2002, the Company wrote off the capitalized costs totalling $407,591 relating to the Kingfisher Prospect as a result of management’s evaluation of the status of its interest in the Prospect and prospects of further work on the property being carried out and the resulting estimated future net cash flows from the Prospect.

During the year ended December 31, 2003, the Company assigned, for no consideration, all its interest in the Kingfisher Prospect and Raven Prospect to Victoria who will bear and pay all unpaid and future costs in respect of the Kingfisher Prospect.

Victoria is a wholly owned subsidiary of Victoria Petroleum N.L. which is a related party to the Company by virtue of its holding approximately 9% (2002 — 16%) of the outstanding shares of the Company and having a director in common with the Company. Included in due to related parties (note 4) is nil (2002 — $170,436 (US$108,035)) owing to Victoria for the Company’s share of exploratory drilling costs.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

4.     Due to related parties:

        The amounts due to related parties are as follows:

	December 31,		March 31,
	2002	2003	2004

			(Unaudited)
Victoria Petroleum USA, Inc., (formerly
Kestrel Energy California, Inc.) (a)	$170,436	$--	$--
Victoria Petroleum N.L	13,334	34,983	--

	$183,770	$34,983	$--

(a)	Pursuant to Debt Settlement Agreements effective April 29, 2003, the Company settled $158,664 owing to Victoria Petroleum USA, Inc. in exchange for 158,664 post consolidation common shares having a value of $1 per share.

(b)	Included in bank charges and interest in general and administrative expenses for the year ended December 31, 2003 is $4,003 (2002 — $6,815) is interest paid to related parties.

    5.        Due to directors:

Amounts are due to certain directors of the Company in respect of cash advances, management fees and reimbursement of costs and do not bear interest, are unsecured, and have no specified terms of repayment. Pursuant to Debt Settlement Agreements effective April 29, 2003, the Company settled $48,750 owing to directors in exchange for 48,750 post consolidation common shares having a value of $1 per share.

    6.        Capital stock:

(a) Authorized:

Unlimited number of common shares without par value Unlimited number of Class A preferred shares without par value, issuable in series Unlimited number of Class B preferred shares without par value, issuable in series

At the Annual and Special Meeting of Shareholders of the Company held on June 26, 2003, the shareholders approved by special resolution a consolidation of the Company’s common shares whereby every ten common shares of the Company before consolidation became one common share after consolidation. The stock consolidation has been reflected in these consolidated financial statements, and all applicable references as to the number of shares and per share information have been retroactively restated.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    6.        Capital stock (continued):

(b) Issued:

(i)	On August 7, 2001, the Company issued by private placement 503,000 special warrants for cash consideration of $1.00 per special warrant and incurred related costs of $8,823. Each special warrant entitled the holder to one common share and one-half of one common share purchase warrant convertible at any time until August 2, 2002. Each whole common share purchase warrant entitled the holder to acquire an additional share at a price of $1.20 post-consolidation for a period of two years until August 2, 2003.

On October 18, 2001, 320,000 of the special warrants were converted into common shares. On August 2, 2002, the remaining 183,000 special warrants were converted into common shares.

(ii)	On July 15, 2002 and September 26, 2002, the Company issued by private placement 100,000 and 50,000 common shares for cash consideration of $0.50 and $1.00 per share, respectively. With the issuance of the 50,000 common shares the Company issued 25,000 share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at $1.20 per share until September 27, 2004.

(iii)	On October 23, 2003, the Company issued by private placement 725,000 units for cash consideration of $0.35 per unit for gross proceeds of $253,750 and paid cash issue costs of $10,572. Each unit consists of one common share of the Company and one half of one non-transferable series A share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.45 per share for a period of twelve months. The Company also issued 29,000 finder’s warrants with each finder’s warrant entitling the holder to acquire one common share of the Company at $0.45 per share for a period of twelve months.

On December 23, 2003, the Company issued by private placement 1,715,000 units for cash consideration of $0.35 per unit for gross proceeds of $600,250 and paid cash issue costs of $48,058. Each unit consists of one common share of the Company and one non-transferable series B share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.45 per share for a period of twelve months. The Company issued the private placement agent 257,250 agent’s warrants with each agent’s warrant entitling the holder to acquire one common share of the Company at $0.45 per share for a period of twelve months. The Company also issued the agent 50,000 common shares as a corporate finance fee in connection with this private placement. The private placement agent elected to be paid half of its commission, in the amount of $24,010, in the form of 68,600 agent’s units. Each agent’s unit consists of one common share of the Company and one non-transferable warrant with each agent’s warrant entitling the holder to acquire one common share of the Company at $0.45 per share for a period of twelve months.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    6.        Capital stock (continued):

(b)	Issued (continued):

(iv)	Debt settlement:

Pursuant to Debt Settlement Agreements effective April 29, 2003, the Company settled $211,834 of outstanding debt to related parties (note 4), directors (note 5) and other creditors through the issuance of 211,834 common shares of the Company at $1.00 per share.

(c)	Share purchase warrants:

The continuity of share purchase warrants for 2002 is as follows:

Series	Exercise price	Expiry date	Balance December 31, 2001	Issued	Exercised	Expired	Balance December 31, 2002

Series E	$ 1.20	April 8, 2002	325,000	--	(5,000)	(320,000)	--
Purchase
warrants	1.20	August 2, 2003	251,500	--	--	--	251,500
Purchase
warrants	1.20	Sept 27, 2004	--	25,000	--	--	25,000

	--	--	576,500	25,000	(5,000)	(320,000)	276,500

The continuity of share purchase warrants for 2003 is as follows:

Series	Exercise price	Expiry date	Balance December 31, 2002	Issued	Exercised	Expired	Balance December 31 2003

Purchase warrants	$ 1.20	Aug 2, 2003	251,500	--	--	(251,500)	--
Purchase warrants	1.20	Sep 27, 2004	25,000	--	--	--	25,000
Series A warrants	0.45	Oct 22, 2004	--	362,500	--	--	362,500
Finders' warrants	0.45	Oct 22, 2004	--	29,000	--	--	29,000
Series B warrants	0.45	Dec 22, 2004	--	1,715,000	--	--	1,715,000
Agent's warrants	0.45	Dec 22, 2004	--	325,850	--	--	325,850

			276,500	2,432,350	--	(251,500)	2,457,350

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    6.        Capital stock (continued):

(c) Share purchase warrants (continued):

The continuity of share purchase warrants for the three months ended March 31, 2004 is as follows:

Series	Exercise price	Expiry date	Balance December 31, 2003	Issued	Exercised	Expired	Balance March 31, 2004

							(Unaudited)
Purchase warrants	1.20	Sep 27, 2004	25,000	--	--	--	25,000
Series A warrants	0.45	Oct 22, 2004	362,500	--	(10,000)	--	352,500
Finders' warrants	0.45	Oct 22, 2004	29,000	--	--	--	29,000
Series B warrants	0.45	Dec 22, 2004	1,715,000	--	--	--	1,715,000
Agent's warrants	0.45	Dec 22, 2004	325,850	--	--	--	325,850
Series C warrants	0.45	Jan 13, 2005	--	2,280,500	--	--	2,280,500
Series D warrants	0.62	Mar 28, 2005	--	1,785,714	--	--	1,785,714
Agent's warrants	0.62	Mar 28, 2005	--	591,543	--	--	591,543

			2,457,350	4,657,757	(10,000)	--	7,105,107

(d) Stock options:

Pursuant to the policies of the TSX Venture Exchange (“TSX-V”), the Company may grant incentive stock options to its officers, directors, employees and consultants as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan, stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the outstanding issued common shares of the Company at the time of granting and may not exceed 5% of the outstanding issued common shares to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of stock options is determined by the board of directors of the Company at the date of grant. Options have a maximum term of five years from the date of grant and terminate 30 days following the termination of the participant’s employment. Vesting of options occurs at the time of granting of the options at the discretion of the board of directors unless otherwise specified. Once approved and vested, options are exercisable at any time.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    6.        Capital stock (continued):

(d) Stock options (continued):

Stock option activity since December 31, 2001 is presented below:

	Years ended December 31,				Three months ended
	2002		2003		March 31, 2004
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

						(Unaudited)
Outstanding, beginning of period	120,000	$1.25	130,000	$1.28	70,000	$1.26
Granted	30,000	1.60	--	--	790,000	0.45
Cancelled	(20,000)	1.60	(60,000)	(1.30)	(70,000)	(1.26)
Outstanding, end of period	130,000	$1.28	70,000	$1.26	790,000	$0.45

Exercisable, end of period	130,000	$1.28	70,000	$1.26	790,000	$0.45

Information regarding the stock options outstanding at December 31, 2003 is summarized below:

	Options outstanding			Options exercisable
Exercise prices	Shares outstanding	Weighted average remaining contractual life	Weighted average exercise price	Shares exercisable	Weighted average exercise price

$ 1.00	40,000	2.4	$1.00	40,000	$1.00
$ 1.60	30,000	2.6	1.60	30,000	1.60

	70,000	2.5	$1.60	70,000	$1.60

The options outstanding at December 31, 2003 expire between June 4 and August 20, 2005.

During the three months ended March 31, 2004, the Company cancelled all outstanding options and then granted a total of 790,000 fully vested stock options each exercisable at a price of $0.45 to acquire one common share. The options are exercisable until February 8, 2009.

Total employee stock-based compensation recognized during the three months ended March 31, 2004 was $329,104 (year ended December 31, 2003 – nil; and 2002 – nil). See note 2(h).

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    6.        Capital stock (continued):

(e) Advances on share subscription:

As at December 31, 2003, the Company received a total of $261,775 (2002 — nil) in advances on share subscription to be applied to future private placements. During the three months ended March 31, 2004, these advances were fully applied towards a private placement closing in the period.

    7.        Related party transactions:

During the three months ended March 31, 2004, a management fee of $18,000 (year ended December 31, 2003 — $76,000 and 2002 — $84,000) was charged by a company with a director in common and a management fee of nil (December 31, 2003 — $5,000; and 2002 — $15,000) was charged by a director of the Company.

During the three months ended March 31, 2004, the Company paid or accrued consulting fees totalling $26,720 to a director of the Company and $9,191 to an officer of the Company. The Company also accrued or paid office rental and administration costs of $10,865 to a company controlled by a director and $6,750 to an officer of the Company. The Company paid or accrued geological consulting costs totalling $6,363 to a director and $5,965 to an officer of the Company.

    8.        Financial instruments:

As at December 31, 2003 and 2002, in all material respects, the carrying amounts for the Company’s cash, accounts receivable, accounts payable and accrued liabilities, due to related parties and due to directors approximate fair value due to the short term nature of these instruments. The fair value of marketable securities is $20,580 at December 31, 2003 (2002 — $12,005).

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    9.        Income taxes:

The significant components of the Company’s deferred tax assets are as follows:

	2002	2003

Deferred tax assets:
Equipment and resource properties	$1,413,652	$1,427,498
Capital and operating losses	925,124	945,858

Total deferred tax assets	2,338,776	2,373,356
Valuation allowance	(2,338,776)	(2,373,356)

Deferred tax assets, net of allowance	$--	$--

At December 31, 2003, the Company has Canadian tax pool amounts available to reduce taxable income totalling $4,052,000 (2002 — $3,983,000), operating losses of $1,918,000 (2002 — $1,866,000) and capital losses of $1,413,000 (2002 — $1,463,000). The Canadian tax pools and the capital losses are without expiry, and the operating losses expire at various dates to 2010 as follows:

2004	$266,000
2005	359,000
2006	237,000
2007	189,000
2008	285,000
2009	287,000
2010	295,000

$1,918,000

    10.        Subsequent events:

(a) Private placement:

On January 14, 2004, the Company issued by private placement 2,280,500 units at a price of $0.37 per unit for gross proceeds of $843,785 and paid issue costs of $5,708. Each unit consists of one common share of the Company and one non-transferable series C share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.45 for a period of twelve months.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    10.        Subsequent events (continued):

(b) Short form offering:

On March 29, 2004, the Company closed the financing under its short form offering document having an effective date of March 10, 2004 and issued 3,571,428 units at a price of $0.56 per unit for gross proceeds of $2,000,000. Each unit consists of one common share of the Company and one-half of one non-transferable series D share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company issued the private placement agent 535,714 agent’s warrants with each agent’s warrant entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued the agent 100,000 common shares at a price of $0.56 per share as a corporate finance fee. The agent was paid commissions of $97,472 in cash and $62,528 in the form of 111,657 agent’s units. Each agent’s unit consists of one common share of the Company and one-half of one non-transferable warrant with each whole agent’s warrant entitling the holder to acquire one common share of the Company at $0.62 per share for a period of twelve months.

(c) Acquisition of Minera Mexicana EI Rosario:

On February 5, 2004, the Company completed acquisition of 100% of the issued and outstanding shares of Minera Mexicana EI Rosario, S.A. de C.V. (“MMR”), a company incorporated under the laws of United Mexican States, for consideration of $50,000 cash and issuance of 2,250,000 common shares with 2,025,000 held in escrow subject to time-based release over a three-year period. MMR will commence an exploratory drilling program to determine the economic potential of mining options.

The transaction has been accounted for as a purchase of the net assets acquired of MMR. The consideration issued has been recorded at management’s best estimate of fair value. The results of operations of MMR have been included in the Company’s consolidated financial statements as of the date of acquisition.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    10.        Subsequent events (continued):

(c) Acquisition of Minera Mexicana EI Rosario (continued):

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Net identifiable assets acquired:
Mineral properties contracts	$1,017,500
Accounts payable	--

$1,017,500

Fair value of purchase price:
Cash paid	$50,000
Common shares issued at fair value at acquisition closing date	967,500

$1,017,500

(d) Interests in mineral properties:

Effective February 28, 2004 and February 11, 2004, the Company entered into option agreements through MMR, whereby it acquired an option exercisable for approximately three years to acquire 100% interest in the San Taco Concession, Chihuahua State, Mexico for a series of payments totalling $965,000USD over a 3 year and 30 day period and in the Santo Nino Concession for a series of payments totalling $165,000USD over a 3 year period, respectively.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

    10.        Subsequent events (continued):

(d) Interests in mineral properties (continued):

Consideration for San Taco Concession is payable as follows:

(i)	US$50,000 within 30 days of signing of the option agreement. This was paid subsequent to March 31, 2004;

(ii)	US$75,000 by the first anniversary of the date of signing the option agreement;

(iii)	US$100,000 by the second anniversary of the date of signing the option agreement;

(iv)	US$740,000 by the third anniversary of the date of signing the option agreement.

Effective February 18, 2004, the Company entered into an option agreement, through MMR, whereby it acquired an option exercisable for one year to acquire 100% interest in the Topia Concession, Durango State, Mexico and related fixed assets, machinery and equipment for a series of payments totalling $1,426,919 USD over a one year and 45 day period plus three years after commercial extraction of ore begins. Furthermore, if the option is exercised, the Company will assume debt totalling $1,094,759, secured by these assets. At the time of signing the purchase agreement, $200,148 is owing on the assumed debt. The balance is repayable out of production as a 10% net smelter return.

Consideration for the Topia Concession is payable as follows:

(i)	US$100,000 within 10 days of the date of registration of the option with the mining registry. This was paid during the three months ended March 31, 2004;

(ii)	US$150,000 within 5 days of the date the Company notifies the optionor of its decision to exercise the option (notice must be given with 45 days of one year anniversary of option agreement);

(iii)	US$200,000 on date of signing the purchase agreement, to occur no later than two months following the date the Company notifies the optionor of its decision to exercise the option;

(iv)	payments of US$300,000, US$300,000 and US$376,919 on the first, second and third year, respectively, commencing 18 months after the date the Company notifies the optionor of its decision to exercise the option.

There are no underlying net smelter return royalty or other royalties and no work commitments on these concessions.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Notes to Consolidated Financial Statements
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

Three months ended Mach 31, 2003 and 2004 (Unaudited)
Years ended December 31, 2001, 2002 and 2003
Period from January 1, 1997 (inception ) to December 31, 2003

10. Subsequent events (continued):

(e) Brokered private placement:

On April 23, 2004, the Company issued, by brokered private placement, 3,000,000 units at a price of $0.50 per unit for gross cash proceeds of $1,500,000. Each unit consists of one common share of the Company and one-half of one non-transferable Series E share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 per share until April 22, 2005. The Company paid a cash commission of 8% totalling $120,000, an administration fee and granted 450,000 agent’s warrants with the same terms as the Series E warrants.

GREAT PANTHER RESOURCES LIMITED
(Formerly Great Panther Inc.)

Consolidated Schedules of General and Administrative Expenses
(Prepared in accordance with accounting principles generally accepted in the United States of America)
(Expressed in Canadian dollars)

	Period from January 1, 1997 (inception) to	Years ended December 31,		March 31,
	December 31, 2003	2002	2003	2003	2004

					(Unaudited)
Accounting and audit	$131,792	$29,175	$27,000	$1,000	$7,110
Automobile	83,082	10,578	11,266	2,194	1,367
Bank charges and interest	19,937	8,169	5,429	1,397	1,808
Consulting	94,335	6,000	2,538	--	57,111
Courier	7,374	1,235	670	38	803
Directors fees	--	--	--	6,000
Due diligence	46,190	--	46,190	--	(507)
Filing fees	66,083	8,365	13,834	2,730	23,037
Foreign exchange	(12,096)	(1,744)	(12,161)	(11,463)	8,552
Investor relations	46,515	18,052	7,355	33	40,968
Legal	216,318	9,127	19,391	300	28,305
Office costs	131,159	18,000	18,000	4,500	4,500
Office supplies	21,614	3,965	2,177	73	1,739
Parking	12,975	2,006	1,990	498	181
Printing	30,313	4,900	3,299	9	6,874
Promotion and selling	10,116	--	--	--	--
Rent	136,131	25,387	25,462	6,365	6,545
Salaries	13,903	--	--	--	1,793
Storage	91,717	14,098	9,595	3,641	833
Stock-based compensation	15,000	--	--	--	329,104
Telephone	12,533	79	77	12	405
Transfer agent fees	43,544	3,948	8,039	543	2,762
Travel	41,674	12,595	1,000	--	15,705

	$1,260,209	$173,935	$191,151	$11,870	$544,995

ITEM 19 Exhibits

Exhibits Required by Form 20-F

Exhibit Number / Description

(1) Articles of Incorporation and By-laws:

1.1 Continuation Application under the Business Corporation Act (British Columbia)

1.2 Certificate of Continuation dated July 9, 2004

1.3 Notice of Articles

1.4 Bylaws

(2) Instruments Defining Rights of Security Holders

2.1 Form of Series A Warrant

2.2 Form of Series B Warrant

2.3 Form of Series C Warrant

2.4 Form of Series D Warrant

2.5 Form of Series E Warrant

2.6 Stock Option Plan

(4) Material Contracts

4.1 Share Purchase Agreement dated December 9, 2003 with Robert A. Archer and Ing. Francisco Ramos Sanchez

4.2 Option Agreement dated February 11, 2004 between our subsidiary, Minera Mexicana el Rosario, S.A. de C.V. and Eduardo Rodriguez Chavez, acting in representation of Alfredo Rodriguez Chaves

4.3 Agreement dated February 18, 2004 between our subsidiary, Minera Mexicana el Rosario, S.A. de C.V. and Cia. Minera des Canelas y Topia, S.A. de C.V., MET-MEX Peñoles, S.A. de C.V. and Minera Mexicana la Ciénega, S.A. de C.V.

4.4 Agreement dated February 28, 2004 between our subsidiary, Minera Mexicana el Rosario, S.A. de C.V. and Carolos Teodoro Ortiz Rodriquez, Abelardo Garza Hernanadez and Minera San Miguel de los Tarros, S.A. de C.V.

(8) Subsidiaries

Minera Mexicana el Rosario, S.A. de C.V. New Age Investments Inc.

(14) Additional Exhibits

14.1 Summary Report on the San Antonio Gold Prospect dated November 2003

14.2 Summary Report on the Topia Project dated November 20, 2003

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated : August 9, 2004

GREAT PANTHER LIMITED

Per: /s/ Robert A. Archer
Robert A. Archer
(Principal Executive Officer)

Per: /s/ Kaare G. Foy
Kaare G. Foy
(Principal Financial and Accounting Officer)